Management's Discussion and Analysis

For the three and nine months ended September 30, 2022

The following management discussion and analysis ("MD&A") of the consolidated operations and financial position of Osisko Gold Royalties Ltd ("Osisko" or the "Company") and its subsidiaries for the three and nine months ended September 30, 2022 should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements and related notes for the three and nine months ended September 30, 2022. The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Company included in this report. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting. In furtherance of the foregoing, the Board of Directors has appointed an Audit and Risk Committee composed of independent directors. The Audit and Risk Committee meets with management and the auditors in order to discuss results of operations and the financial condition of the Company prior to making recommendations and submitting the consolidated financial statements to the Board of Directors for its consideration and approval for issuance to shareholders. The information included in this MD&A is as of November 9, 2022, the date when the Board of Directors has approved the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2022 following the recommendation of the Audit and Risk Committee. All monetary amounts included in this report are expressed in Canadian dollars, the Company's reporting and functional currency, unless otherwise noted. Assets and liabilities of the subsidiaries that have a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate in effect on the consolidated balance sheet date and revenues and expenses are translated at the average exchange rate over the reporting period. This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the "Forward-Looking Statements" section.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Third Quarter Report

Description of the Business

Osisko Gold Royalties Ltd is engaged in the business of acquiring and managing precious metals and other high-quality royalties, streams and similar interests. Osisko is a public company traded on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") constituted under the Business Corporations Act (Québec) and is domiciled in the Province of Québec, Canada. The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec. The Company owns a portfolio of royalties, streams, offtakes, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects. The Company's cornerstone asset is a 5% net smelter return ("NSR") royalty on the Canadian Malartic mine, located in Canada.

As at September 30, 2022 (and as of the date of this MD&A), Osisko held an interest of 44.1% in Osisko Development Corp. ("Osisko Development"), a mining exploration, evaluation and development company launched in the fourth quarter of 2020 through a reverse take-over transaction where Osisko transferred its mining assets and activities to Osisko Development.

On September 30, 2022, following certain changes made to Osisko's nomination and participation rights towards Osisko Development, and based on other facts and circumstances, Osisko ceased to consolidate Osisko Development as management determined that Osisko was no longer in a position of control over Osisko Development. Immediately after, management determined that Osisko was able to exert significant influence on Osisko Development and accounted for its investment as an associate under the equity method. Accordingly, Osisko deconsolidated Osisko Development on September 30, 2022, and started accounting for its investment in Osisko Development using the equity method. Please refer to the Deconsolidation of Osisko Development and Discontinued Operations section of this MD&A for more details.

In this MD&A, reference to Osisko is to Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development and its subsidiaries. Reference to Osisko Development is to Osisko Development Corp. and its subsidiaries.

Business Model and Strategy

Osisko's main focus is on making investments in high quality, long-life precious metals assets located in favourable jurisdictions and operated by established mining companies, as these assets provide the best risk/return profile. The Company also evaluates and invests in opportunities in other commodities and jurisdictions. Given that a core aspect of the Company's business is the ability to compete for investment opportunities, Osisko plans to maintain a strong balance sheet and ability to deploy capital.

Uncertainty due to COVID-19

The COVID-19 pandemic has had a significant impact on the global economy and commodity and financial markets. The impact of the pandemic to date has included volatility in financial markets, a slowdown in economic activity, supply chain and labour issues, and volatility in commodity prices (including gold and silver). Furthermore, as efforts have been undertaken to slow the spread of the COVID-19 pandemic, the operation and development of mining projects have been impacted. Many mining projects, including a number of the properties in which Osisko holds a royalty, stream or other interest have been impacted by the pandemic resulting in the temporary suspension of operations, and other mitigation measures that impacted production. If the operation or development of one or more of the properties in which Osisko holds a royalty, stream or other interest and from which it receives or expects to receive significant revenue is suspended as a result of the continuing COVID-19 pandemic or future pandemics or other public health emergencies, it may have a material adverse impact on Osisko's profitability, results of operations, financial condition and the trading price of Osisko's securities. The speed and extent of the spread of COVID-19 and its variants, and the duration and intensity of resulting business disruption and related financial and social impact, remain uncertain. While there has been a significant reduction in public health measures in 2022, the extent and manner in which COVID-19, and future measures taken by governments, or others to attempt to reduce the spread of COVID-19 and its variants, may affect the Company and cannot be predicted with certainty

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Third Quarter Report

International Situation

International conflicts, geopolitical tensions and significant inflationary environments have historically led to, and may in the future lead to, uncertainty or volatility in global commodity markets, financial markets and supply chains. Russia's invasion of Ukraine has led to sanctions being levied against Russia by the international community and may result in additional sanctions or other international actions, any of which may have a destabilizing effect on commodity prices, supply chains and global economies more broadly, and may generate more inflationary pressures. Volatility in commodity prices, supply chain disruptions, increased interest rates and continued inflationary pressures may adversely affect the Company's business, financial condition and results of operations, directly or indirectly. The extent and duration of the current Russia-Ukraine conflict and related international action cannot be accurately predicted at this time and the effects of such conflict may magnify the impact of the other risks identified in this MD&A or in the Annual Information Form, including those relating to commodity price volatility, global financial conditions and inflationary pressures.

Highlights - Third Quarter of 2022

  Deconsolidation of Osisko Development as of September 30, 2022 and presentation of its results as discontinued operations on the statements of loss and the statements of cash flows;
  23,850 gold equivalent ounces ("GEOs1 ") earned (compared to 20,032 GEOs in Q3 2021)2 ;
  Revenues of $53.7 million ($50.0 million in Q3 2021);
  Cash flows generated by operating activities from continuing operations of $51.1 million ($44.1 million in Q3 2021);
  Net earnings from continuing operations of $28.0 million, $0.15 per basic share ($25.6 million, $0.15 per basic share in Q3 2021);
  Adjusted earnings3  of $25.8 million, $0.14 per basic share ($23.3 million, $0.14 per basic share in Q3 2021);
  As at September 30, 2022, the Company has a cash balance of $300.5 million, convertible debentures maturing on December 31, 2022 with a nominal value of 300.0 million and a $550.0 million undrawn revolving credit facility;
  Increase of the accordion feature of the revolving credit facility from $100.0 million to $200.0 million and extension of the maturity date to September 29, 2026;
  Acquisition of a 1.0% net smelter return ("NSR") royalty covering the currently known mineralization and prospective exploration areas that constitute the Marimaca copper project located in Antofagasta, Chile, for US$15.5 million ($20.3 million);
  Osisko Bermuda Limited ("Osisko Bermuda") closed the previously announced metals stream (the "Tintic Stream") on the Trixie mine in Utah, United States of America, owned and operated by Osisko Development, as well as mineral claims covering more than 17,000 acres in Central Utah's historic Tintic Mining District (the "Tintic Property"), for US$20.0 million ($27.1 million) in exchange for 2.5% of all metals produced (until 27,150 ounces of refined gold have been delivered, and thereafter 2.0%) and a transfer price of 25% of the spot prices;
  Appointment of Mr. Rob Krcmarov to the Board of Directors. Mr. Krcmarov is a renowned international mining executive with over 32 years of experience in the natural resources sector. Mr. Krcmarov recently retired as Executive Vice President of Exploration and Growth for Barrick Gold Corporation ("Barrick"). During his tenure at Barrick, he progressed through several senior positions from 1988 to 2021, and built an exceptional skillset in global exploration spanning across five continents and more than 20 countries; and
  Quarterly dividend of $0.055 per common share paid on October 14, 2022 to shareholders of record as of the close of business on September 30, 2022.

Highlights - Subsequent to September 30, 2022

  On November 7, 2022, Osisko announced that it has entered into a binding agreement with SolGold plc (“SolGold”) with respect to a US$50 million royalty financing to support the advancement of SolGold’s Cascabel copper-gold property in northeastern Ecuador. As part of the transaction, Osisko will acquire a 0.6% NSR royalty covering the entire Cascabel property; and
  Declaration of a quarterly dividend of $0.055 per common share payable on January 16, 2023 to shareholders of record as of the close of business on December 30, 2022.

___________________________________

1 GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements was converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties were converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. Offtake agreements were converted using the financial settlement equivalent divided by the average gold price for the period. For average metal prices used, refer to the Portfolio of Royalty, Stream and Other Interests section of this MD&A.

2 Osisko had committed to reinvest its net proceeds from the Renard diamond stream through a bridge loan with the operator until April 30, 2022. Repayments under the stream were reinitiated on May 1, 2022.

3 "Adjusted earnings" and "Adjusted earnings per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this MD&A.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Third Quarter Report

Portfolio of Royalty, Stream and Other Interests

The following table details the GEOs earned by the Company's producing royalty, stream and other interests:

		Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021

Gold

Canadian Malartic royalty	7,479	8,520	24,312	26,761
Eagle Gold royalty	2,399	2,639	5,542	6,074
Éléonore royalty	1,011	1,042	3,201	4,212
Seabee royalty	1,472	1,015	3,367	2,681
Island Gold royalty	718	511	1,816	1,718
Pan royalty	473	477	1,251	1,293
Ermitaño (i)	563	-	1,432	-
Lamaque royalty	470	276	1,260	979
Matilda stream (ii)	70	182	383	581
Bald Mountain royalty	124	118	590	423
Others	676	298	1,600	778
	15,455	15,078	44,754	45,500

Silver

Mantos Blancos stream	3,406	2,305	7,514	7,062
Sasa stream	887	1,278	2,931	3,398
Gibraltar stream	437	616	1,529	1,848
Canadian Malartic royalty	64	94	227	310
Others	57	112	189	429
	4,851	4,405	12,390	13,047
Diamonds

Renard stream (iii)	3,272	2,452	9,231	6,168
Others	32	31	109	81
	3,304	2,483	9,340	6,249
Other metals

Kwale royalty and others	240	518	885	1,542

Total GEOs	23,850	22,484	67,369	66,338

Total GEOs, excluding GEOs earned on the Renard stream until April 30, 2022 (iii)	23,850	20,032	64,344	60,170

(i) Ermitaño began production at the end of 2021. The first quarter of 2022 includes the royalty related to the first ounces poured in 2021, but paid in 2022.

(ii) In July 2022, Wiluna Mining Corporation Limited announced the appointment of Voluntary Administrators in Australia. The official quote was suspended from trading and the first meeting of creditors was held in August. Deliveries under the streams agreement were suspended by the Voluntary Administrators in July 2022.

(iii) Until April 30, 2022, GEOs from the Renard diamond stream were subtracted when presenting Osisko's total attributable GEOs because cash flows from the Renard diamond stream were reinvested through a bridge loan with the operator until that date.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Third Quarter Report

GEOs by Product

Average Metal Prices and Exchange Rate

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021

Gold(i)	$1,729	$1,790	$1,824	$1,800
Silver(ii)	$19	$24	$22	$26

Exchange rate (US$/Can$)(iii)	1.3056	1.2600	1.2829	1.2514

(i) The London Bullion Market Association's pm price in U.S. dollars.

(ii) The London Bullion Market Association's price in U.S. dollars.

(iii) Bank of Canada daily rate.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Third Quarter Report

Royalty, Stream and Other Interests Portfolio Overview

As at September 30, 2022, Osisko owned a portfolio of 162 royalties, 12 streams and 3 offtakes, as well as 6 royalty options. Currently, the Company has 20 producing assets.

Portfolio by asset stage

Asset stage	Royalties	Streams	Offtakes	Total number of assets

Producing	13	7	-	20
Development (construction)	12	5	2	19
Exploration and evaluation	137	-	1	138
	162	12	3	177

Producing assets

Asset	Operator	Interest	Commodity	Jurisdiction

North America

Canadian Malartic	Agnico Eagle Mines Limited Yamana Gold Inc.	5% NSR royalty	Au, Ag	Canada
Eagle Gold	Victoria Gold Corp.	5% NSR royalty	Au	Canada
Éléonore	Newmont Corporation	2.2-3.5% NSR royalty	Au	Canada
Seabee	SSR Mining Inc.	3% NSR royalty	Au	Canada
Gibraltar	Taseko Mines Limited	75% stream	Ag	Canada
Island Gold	Alamos Gold Inc.	1.38-3% NSR royalty	Au	Canada
Pan	Calibre Mining Corp.	4% NSR royalty	Au	USA
Lamaque	Eldorado Gold Corporation	1% NSR royalty	Au	Canada
Bald Mtn. Alligator Ridge / Duke & Trapper	Kinross Gold Corporation	1% / 4% GSR(i) royalty	Au	USA
Parral(ii)	GoGold Resources Inc.	2.4% stream	Au, Ag	Mexico
Santana	Minera Alamos Inc.	3% NSR royalty	Au	Mexico
Ermitaño	First Majestic Silver Corp.	2% NSR royalty	Au, Ag	Mexico
Renard(iii)	Stornoway Diamonds (Canada) Inc.	9.6% stream	Diamonds	Canada
Tintic	Osisko Development	2.5% stream	Au, Ag	USA

Outside of North America
Mantos Blancos	Capstone Copper Corp.	100% stream	Ag	Chile
Sasa	Central Asia Metals plc	100% stream	Ag	Macedonia
Kwale	Base Resources Limited	1.5% GRR(iv)	Rutile, Ilmenite, Zircon	Kenya
Matilda(v)	Wiluna Mining Corporation	1.65% stream	Au	Australia
Fruta del Norte	Lundin Gold Inc.	0.1% NSR royalty	Au	Ecuador
Brauna	Lipari Mineração Ltda	1% GRR	Diamonds	Brazil

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Third Quarter Report

Key development / exploration and evaluation assets(vi)

Asset	Operator	Interest	Commodities	Jurisdiction

Akasaba West	Agnico Eagle Mines Limited	2.5% NSR royalty	Au	Canada
Altar	Aldebaran and Sibanye-Stillwater	1% NSR royalty	Cu, Au	Argentina
Arctic	South 32 / Trilogy Metals Inc.	1% NSR royalty	Cu	USA
Amulsar(vi)	Lydian Canada Ventures Corporation	4.22% Au / 62.5% Ag stream	Au, Ag	Armenia
Amulsar	Lydian Canada Ventures Corporation	81.9% offtake	Au	Armenia
Back Forty	Gold Resources Corporation	18.5% Au / 85% Ag streams	Au, Ag	USA
Canadian Malartic Underground	Agnico Eagle Mines Limited Yamana Gold Inc.	3.0 - 5.0% NSR royalty	Au	Canada
Cariboo	Osisko Development	5% NSR royalty	Au	Canada
Casino	Western Copper & Gold Corporation	2.75% NSR royalty	Au, Ag, Cu	Canada
Cerro del Gallo	Argonaut Gold Inc.	3% NSR royalty	Au, Ag, Cu	Mexico
Copperwood	Highland Copper Company Inc.	1.5% NSR royalty	Ag, Cu	USA
Copperwood/White Pine	Highland Copper Company Inc.	3/26th NSR royalty	Ag	USA
Dolphin Tungsten	King Island Scheelite Limited	1.5% GRR	Tungsten (W)	Australia
Hammond Reef	Agnico Eagle Mines Limited	2% NSR royalty	Au	Canada
Hermosa	South 32 Limited	1% NSR royalty	Zn, Mn, Pb, Ag	USA
Horne 5	Falco Resources Ltd.	90%-100% stream	Ag	Canada
Liontown	Red River Resources Limited	0.8% NSR	Au, Ag, Zn, Cu	Australia
Magino	Argonaut Gold Inc.	3% NSR royalty	Au	Canada
Marimaca	Marimaca Copper Corp.	1% NSR royalty	Cu	Chile
Ollachea	Kuri Kullu / Minera IRL	1% NSR royalty	Au	Peru
San Antonio	Osisko Development	15% stream	Au, Ag	Mexico
Spring Valley(vii)	Waterton Global Resource Management	2.5-3% NSR royalty	Au	USA
Tocantinzinho(viii)	G Mining Ventures Corp.	0.75% NSR royalty	Au	Brazil
Upper Beaver	Agnico Eagle Mines Limited	2% NSR royalty	Au, Cu	Canada
West Kenya	Shanta Gold Limited	2% NSR royalty	Au	Kenya
Wharekirauponga (WKP)	OceanaGold Corporation	2% NSR royalty	Au	New Zealand
White Pine	Highland Copper Company Inc.	1.5% NSR royalty	Ag, Cu	USA
Windfall	Osisko Mining Inc.	2.0 - 3.0% NSR royalty	Au	Canada

(i) Gross smelter return ("GSR").

(ii) Effective April 29, 2021, the Parral offtake was converted into a 2.4% gold and silver stream.

(iii) Osisko became a 35.1% shareholder of the private entity holding the Renard diamond mine on November 1, 2019.

(iv) Gross revenue royalty ("GRR").

(v) In July 2022, Wiluna Mining Corporation Limited announced the appointment of Voluntary Administrators in Australia. The official quote was suspended from trading and the first meeting of creditors was held in August. Deliveries under the royalty stream were suspended by the Voluntary Administrator in July 2022.

(vi) As at December 31, 2019, Lydian International Limited, the owner of the Amulsar project, was granted protection under the Companies' Creditors Arrangement Act. In July 2020, a credit bid was completed and Osisko became a shareholder of Lydian Canada Ventures Corporation, which is the private entity now holding the Amulsar project in Armenia.

(vii) The 3% NSR royalty is on the core resource area; a separate 1% is applicable on the periphery of the property.

(viii) During the third quarter of 2022, the operator exercised its buy-down option to reduce the royalty by 1% to 0.75%.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Third Quarter Report

Main Producing Assets

Geographical Distribution of Assets

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Third Quarter Report

Royalty, stream and offtake interests transactions

Copper NSR royalty - Marimaca copper project

In September 2022, Osisko acquired a 1.0% NSR royalty for US$15.5 million ($20.3 million) covering the currently known mineralization and prospective exploration areas that constitute the Marimaca copper project located in Antofagasta, Chile, owned and operated by Marimaca Copper Corp. As part of the transaction, Osisko has been granted certain rights including a right of first refusal with respect to any royalty, stream, or similar interest in connection with financing the Marimaca project.

Metals stream - Tintic property

In September 2022, Osisko Bermuda entered into a definitive agreement with Tintic Consolidated Metals LLC, a subsidiary of Osisko Development, with respect to a metals stream (the "Tintic Stream") covering the producing Trixie mine, as well as mineral claims covering more than 17,000 acres (including over 14,200 acres of which are patented) in Central Utah's historic Tintic Mining District (including the Trixie mine, the "Tintic Property").

Osisko Bermuda made an upfront cash payment of US$20.0 million ($27.1 million), which will be used by Osisko Development to fund the development of the Trixie mine and Tintic Property. Osisko Bermuda will purchase 2.5% of all metals produced from the Tintic Property until 27,150 ounces of refined gold have been delivered. Thereafter, Osisko Bermuda will purchase 2.0% of all metals produced from the Tintic Property for the remaining life of mine. Osisko Bermuda will make ongoing payments for refined metals delivered to the Tintic Stream equal to 25% of the spot prices on the day prior to the date of delivery. Osisko Development, Tintic Consolidated Metals LLC and certain other subsidiaries provided Osisko Bermuda corporate guarantees and other security over their assets related to the Tintic Property. The economic effective date of the transaction was May 29, 2022 and Osisko Bermuda received its first gold delivery during the third quarter of 2022.

Potential silver stream - CSA mine

In March 2022, Osisko Bermuda entered into an agreement with Metals Acquisition Corp. ("MAC") with respect to a US$90 million silver stream to facilitate MAC's acquisition of the producing CSA mine in New South Wales, Australia. MAC entered into an agreement to acquire 100% of the shares of the owner of CSA from a subsidiary of Glencore plc (the "CSA Acquisition Transaction").

Under the agreement, Osisko Bermuda would make an upfront cash payment to MAC of US$90 million (the "Silver Deposit"). The Silver Deposit would be payable in full on closing of the CSA Silver Stream, with proceeds to be used to fund in part the purchase price payable by MAC for the CSA Acquisition Transaction. Osisko Bermuda would be entitled to receive 100% of payable silver produced from CSA for the life of the mine. Osisko Bermuda would make ongoing payments for refined silver delivered equal to 4% of the spot silver price at the time of delivery. MAC and certain of its subsidiaries, including the operating subsidiary, would provide Osisko Bermuda with corporate guarantees and other security over their assets for its obligations under the CSA Silver Stream.

Osisko Bermuda has agreed to subscribe for US$15 million in equity of MAC as part of its concurrent equity financing (the "MAC Equity Subscription"). MAC would also grant Osisko Bermuda a right-of-first-refusal in respect of the sale, transfer or buy-back of any royalty, stream or similar interest in the products mined or otherwise extracted from any property owned or acquired by MAC or an affiliate between the closing date and the 3rd anniversary of the closing date.

Closing of the CSA Silver Stream and MAC Equity Subscription is subject to certain conditions precedent, including, among others, closing of the CSA Acquisition Transaction. MAC is in the process of completing the necessary regulatory reporting requirements and associated financing arrangements to conclude the CSA Acquisition Transaction. Closing of the CSA Acquisition Transaction is subject to, among other things, the approval of MAC's shareholders and successful acquisition financing.

Copper stream option - CSA mine

Osisko Bermuda also provided MAC with a mutual option to draw up to an additional US$100 million in upfront proceeds through the sale of a copper stream referenced to production from CSA (the "CSA Copper Stream Option"). Should MAC utilize any portion of the CSA Copper Stream Option, upfront proceeds payable by Osisko Bermuda would be used to fund in part the purchase price payable by MAC for the CSA Acquisition Transaction. The CSA Copper Stream Option is subject to, among other things, the parties finalizing definitive terms and conditions.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Third Quarter Report

Canadian Malartic Royalty (Agnico Eagle Mines Limited and Yamana Gold Inc.)

The Company's cornerstone asset is a 5% NSR royalty on the Canadian Malartic open pit mine which is located in Malartic, Québec, and operated by the Canadian Malartic General Partnership (the "Partnership") formed by Agnico Eagle Mines Limited ("Agnico Eagle") and Yamana Gold Inc. ("Yamana") (together the "Partners").

Osisko also holds a 5.0% NSR royalty on the East Gouldie and Odyssey South deposits, a 3.0% NSR royalty on the Odyssey North deposit and a 3-5% NSR on the East Malartic deposit, which are located adjacent to the Canadian Malartic mine.

Guidance - 2022

On February 17, 2022, Yamana reported production guidance of 640,000 ounces of gold at Canadian Malartic for the year 2022. Production is expected to begin transitioning from the open pit to the underground in 2023.

Update on operations and reserve and resource estimates

On October 26, 2022, Agnico Eagle reported gold production in the third quarter of 2022 decreased to 150,134 ounces compared to the prior year period of 163,022 ounces in 2021, primarily due to lower mill throughput, partially offset by higher metallurgical recovery.  As planned, starting in February 2022, the mill throughput levels were reduced to approximately 51,500 tonnes per day ("tpd") in an effort to optimize the production profile and cash flows during the transition to processing ore from the underground Odyssey project. The mill throughput is forecast to return to full capacity of approximately 60,000 tpd in the second half of 2024.

In February 2022, Yamana reported gold mineral reserves of 3.54 million ounces at Canadian Malartic (50.2 million tonnes grading 1.09 gram per tonne ("g/t") Au), reflecting depletion from the 2021 production and an adjustment of approximately 96,000 ounces due to a slight increase in cut-off grade, which will be added to the marginal stockpile, and a localized adjustment in the lower benches of the Canadian Malartic pit. For the Barnat pit, drill hole datasets from the former East Malartic and Sladen underground mines were incorporated into the resource model, increasing confidence in the Barnat grade estimation and without significantly changing mineral reserves or mineral resources. Underground mineral resources for the Odyssey project continue to grow as a result of ongoing exploration drilling, with a total of 2.54 million ounces of Indicated mineral resources (14.9 million tonnes grading 1.27 g/t Au) and 13.29 million ounces of Inferred mineral resources (89.6 million tonnes grading 2.31 g/t Au) reported at year-end for Canadian Malartic.

At East Gouldie, drilling added a total of 82 new pierce points in the mineralized zones, confirming estimated grades and widths and resulting in the first Indicated mineral resources for the deposit of 1.5 million ounces (6.0 million tonnes grading 3.88 g/t Au) (included in the mineral resources disclosed in the previous paragraph). The ongoing infill drilling program continues to increase the inventory of Indicated mineral resources to support the planned conversion of mineral resources to mineral reserves. Expansion of the mineral resource envelope on all sides added new Inferred mineral resources with a high potential for future conversion in the mine plan, while step out drilling extended the mineralized zone 1,260 metres beyond the reported East Gouldie mineral resource and identified a new subparallel zone, located 400 metres in the footwall of the East Gouldie zone. These exploration holes are still widely spaced and therefore not yet considered in the mineral resource statement.

For more information, refer to Yamana's press release dated February 8, 2022 entitled "Yamana Gold Reports Updated Mineral Reserves and Mineral Resources Underpinning Increasing Mine Lives Across Its Portfolio, Yamana's press release dated February 17, 2022 entitled "Yamana Gold Provides 2022-2024 Guidance and an Update to Its Ten-Year Outlook Highlighting a Sustainable Production Platform With Significant Growth", and Agnico's press release dated October 26, 2022 entitled "Agnico Eagle Reports Third Quarter 2022 Results - Solid Production and Cost Performance; Guidance Reiterated for 2022; Commercial Production Declared at Amaruq Underground; Continued Progress at Key Development and Exploration Projects", all filed on www.sedar.com.

Odyssey Underground mine project construction

Following the completion of an internal technical study in late 2020, the Partnership approved the construction of a new underground mining complex at the Odyssey project. The project is described in a NI 43-101 Preliminary Economic Assessment technical report filed on SEDAR in March 2021. The basis for the mine plan is a potentially mineable resource of 6.18 million tonnes grading 2.07 g/t Au Indicated resources and 75.9 million tonnes grading 2.82 g/t Au Inferred resources. The East Gouldie deposit makes up most of this mineral inventory, whose total Inferred resources contains 6.42 million ounces (62.9 million tonnes grading 3.17 g/t Au). Combined with the East Malartic and Odyssey deposits, the total underground Inferred resources contains 13.8 million ounces (177.5 million tonnes grading 2.42 g/t Au), as well as Indicated resources of 0.86 million ounces (13.3 million tonnes grading 2.01 g/t Au). More detail can be found in Agnico Eagles' press release dated February 11, 2021 entitled "Agnico Eagle Reports Fourth Quarter and Full Year 2020 Results" and filed on www.sedar.com.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Third Quarter Report

On October 26, 2022, Agnico Eagle reported that underground development and the critical infrastructure projects for the start-up of production at Odyssey South remained on schedule. Lateral development has fully transitioned from a mining contractor the Partnership employees. The main ramp reached a depth of 410 metres and development of production levels is underway. The focus in the fourth quarter of 2022 is on stope preparation, with delineation drilling to be initiated in the fourth quarter of 2022. The maintenance workshop and warehouse were completed in the third quarter of 2022. The structural steel installation for the paste plant was mostly completed in the third quarter of 2022. Pre-commercial production from the Odyssey South orebody is expected to begin before the end of March 2023. In the third quarter of 2022, the construction of the headframe was slightly behind schedule due to weather conditions, however all other critical activities to initiate shaft sinking progressed as planned.  Shaft sinking is now expected to be initiated in early 2023, with no impact on the overall shaft sinking schedule.

For additional information, please refer to Agnico Eagle's press release dated February 23, 2022 entitled "Agnico Eagle Reports Fourth Quarter and Full Year 2021 Results - Senior Management Changes; Record Annual Gold Production, Operating Cash Flow and Mineral Reserves; New Operational and Financial Guidance Provided Post Completion of Kirkland Lake Gold Merger; Minesite and Pipeline Projects Continue to Advance" and Yamana's press release dated February 8, 2020 entitled "Yamana Gold Reports Updated Mineral Reserves and Mineral Resources Underpinning Increasing Mine Lives Across Its Portfolio", Agnico Eagle's press release dated  October 26, 2022 entitled "Agnico Eagle Reports Third Quarter 2022 Results - Solid Production and Cost Performance; Guidance Reiterated for 2022; Commercial Production Declared at Amaruq Underground; Continued Progress at Key Development and Exploration Projects", and Agnico Eagle's press release dated August 11, 2022 entitled "Agnico Eagle Provides An Update On Year-To-Date Exploration Results: Detour Lake Returning High Grade Intercepts Up To 2 Km Away From Current Open Pit; East Gouldie Delivering Solid Infill Conversion Results And Step-Out Drilling To The East And West; Hope Bay Returning Wide High Grade Intersections Below The Doris Deposit; Exploration Of Amalgamated Kirkland Deposit In Kirkland Lake Advancing From Surface And Underground", all filed on www.sedar.com.

Canadian Malartic exploration update

For 2022, the Partnership has budgeted US$23.8 million of expenditures, including 136,800 metres of exploration and conversion drilling focused on infill drilling at the East Gouldie deposit to improve confidence in the mineral resource, to continue the conversion of Inferred mineral resources to Indicated mineral resources and to refine the geological model. With ramp development continuing as part of the Odyssey Mine project, the Partnership will complete further underground conversion drilling from the ramp in the remainder of 2022.

Exploration drilling by the Partnership in the third quarter of 2022 at the Odyssey project targeted the Odyssey South, Odyssey internal zones and East Gouldie deposits and extensions of East Gouldie towards the west and the Norrie Zone.  Ten rigs were active at surface and four rigs were active underground in the third quarter of 2022.

With the continued success at infilling East Gouldie at 75-metre spacing in the core of the deposit and some recent expansion to the west at depth, Agnico expects a significant portion of the East Gouldie deposit to be classified as Indicated mineral resources at year end 2022. Agnico also expects that the core portion of the Odyssey South deposit will be classified as mineral reserves at year end 2022.

In the Odyssey South deposit, drilling intersected 5.5 g/t Au over 11.9 metres and 5.7 g/t Au over 21.8 metres. At East Gouldie, infill drilling in the core of the deposit continues to return wide, high-grade intersections, with recent results including 4.6 g/t Au over 50.7 metres at 1,537 metres depth. A drill hole completed approximately 670 metres west of the East Gouldie mineralized envelope, intersected 4.2 g/t Au over 12.8 metres at 1,331 metres depth in an area approximately 100 metres above the Norrie Zone.  This result continues to suggest potential connection of the East Gouldie deposit and the Norrie Zone along strike where additional drilling is currently being performed.

For additional information, please refer to Agnico Eagle's press release dated October 26, 2022 entitled "Agnico Eagle Reports Third Quarter 2022 Results - Solid Production and Cost Performance; Guidance Reiterated for 2022; Commercial Production Declared at Amaruq Underground; Continued Progress at Key Development and Exploration Projects", filed on www.sedar.com.

Mantos Blancos Stream (Capstone Copper Corp.)

Osisko, through Osisko Bermuda, owns a 100% silver stream on the Mantos Blancos mine, an open-pit mine located in the Antofagasta region of Chile, which is owned and operated by Capstone Copper Corp. ("Capstone").

Under the stream, Osisko Bermuda will receive 100% of the payable silver from the Mantos Blancos copper mine until 19.3 million ounces have been delivered (3.4 million ounces have been delivered as at September 30, 2022), after which the stream percentage will be 40%. The purchase price for the silver under the Mantos Blancos stream is 8% of the monthly average silver market price for each ounce of refined silver sold and delivered and/or credited by Capstone to Osisko Bermuda.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Third Quarter Report

Update on operations

Production of silver at the Mantos Blancos mine and concentrator plant for the third quarter of 2022 of 269,671 ounces of silver (prior to offtaker deductions) was lower than the 313,682 ounces of silver in the second quarter of 2022, mainly due to several unplanned downtime events impacting performance.

During the third quarter, Capstone continued the ramp up of the Mantos Blancos Concentrator Debottlenecking Project (“MB-CDP”), which is expected to increase throughput capacity from 4.2 million tonnes per year to 7.3 million tonnes per year and extend the life of the mine to 2038. Mill throughput continues to improve and the plant has averaged above the design throughput level over 20 out of 27 planned operating days in October. Ramp-up is now targeted to be completed by year-end.  Life-of-mine deliveries of refined silver to Osisko Bermuda, following completion of the MB-CDP, are expected to total approximately 14.9 million ounces, with annual deliveries during the first five years expected to average approximately 1.3 million ounces of refined silver, once ramp up is complete.

Additional studies are ongoing to analyze the potential to further increase throughput at Mantos Blancos (Phase II) from 7.3 million tonnes per year to 10 million tonnes per year using existing underutilized ball mills and processing equipment. An Advanced Basic Engineering Study is expected to be released in the first half of 2023, and the environmental DIA application was submitted in August 2022.

For additional information, please refer to Capstone's public filings on www.sedar.com.

Eagle Gold Royalty (Victoria Gold Corp.)

Osisko owns a 5% NSR royalty on the Dublin Gulch property, which hosts the Eagle Gold mine, owned and operated by Victoria Gold Corp. ("Victoria"). The Dublin Gulch gold property is situated in central Yukon Territory, Canada. The Eagle Gold mine poured its first gold on September 18, 2019.

Guidance - 2022

On March 24, 2022, Victoria reported production guidance of 165,000 to 190,000 ounces of gold for 2022. However, as a result of the conveyor failure (see below) in October, the company has retracted its guidance.

Update on operations

On October 4, 2022, Victoria reported lower than expected third quarter production of 50,028 gold ounces as the company continues to work towards steady state throughput levels. On September 29, 2022, the 1.5 kilometres overland conveyor that delivers ore from the crushing plant to the heap leach facility experienced a failure which required replacement of the belt. Victoria announced on October 17, 2022 that the repair had been completed and operations had resumed. If not for the conveyor belt failure, management of Victoria believes the mine was on track to meet the lower end of its guidance.

For additional information, please refer to Victoria's press release dated March 24, 2022 entitled "Victoria Gold: 2021 Fourth Quarter and Full Year 2021 Results", Victoria's press release dated October 4, 2022 entitled "Victoria Gold: Eagle Gold Mine Q3 2022 Production and Guidance Update" and Victoria's press release dated October 17, 2022 entitled "Victoria Gold: Eagle Gold Mine Operations Update and Appointment of General Manager", all filed on www.sedar.com.

Update on Exploration

On September 7, 2022, Victoria reported drill results expanding the Eagle deposit to the west of the existing pit. Highlights included 72.3 metres of 1.14 g/t Au and 240.3 metres of 0.63 g/t Au. The meaningful intervals of continuous Eagle-style gold mineralization along strike of the Eagle deposit have added over 500 metres of mineralized strike length from the Eagle pit boundary. This year's drill results are expected to be included in an updated Eagle Gold mineral resource in the first quarter of 2023.

On September 15, 2022, Victoria reported a maiden resource on the Raven deposit located 15 kilometres from the Eagle Gold mine. The Inferred resource includes 20 million tonnes of 1.67 g/t Au for 1.07 million ounces defined within an open pit scenario. Victoria initiated its 2022 Dublin Gulch exploration program in late May and currently has four drills on site with over 20,000 metres of drilling in 76 holes completed. This campaign is heavily focused on Raven where the footprint of mineralized intercepts has been extended approximately 325 metres east of the extents defined by the 2021 drilling.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Third Quarter Report

For additional information, please refer to Victoria's press release dated September 7, 2022 entitled "Victoria Gold: Eagle Grows Along Strike" and Victoria's press release dated September 15, 2022 entitled "Victoria Gold: Maiden Mineral Resource Estimate at Raven 1.1 Million Gold Ounces at 1.7 g/t", both filed on www.sedar.com.

Éléonore Royalty (Newmont Corporation)

Osisko owns a sliding scale 2.2% to 3.5% NSR royalty on the Éléonore gold mine located in the Province of Québec and operated by Newmont Corporation ("Newmont"). Osisko currently receives a NSR royalty of 2.2% on production at the Éléonore mine.

Guidance - 2022

On December 2, 2021, Newmont provided 2022 guidance for the Éléonore mine of 275,000 ounces of gold.

Update on operations and reserve and resource estimates

On November 1, 2022, Newmont announced sales of 54,000 ounces of gold at Éléonore during the third quarter of 2022, compared to 58,000 ounces in the third quarter of 2021.

On February 24, 2022, Newmont reported a reserve increase, net of depletion, of 560,000 ounces of gold. Proven and probable reserves now comprise 11.2 million tonnes grading 5.05 g/t Au for 1.82 million ounces of gold.

For additional information, please refer to Newmont press release dated December 2, 2021 entitled "Newmont Provides 2022 and Longer-term Outlook", Newmont's press release dated February 24, 2022 entitled "Newmont Reports 2021 Mineral Reserves of 93 million Gold Ounces and 65 million Gold Equivalent Ounces and Newmont's press release dated November 1, 2022 entitled "Newmont Announces Third Quarter 2022 Results", filed on www.sedar.com.

Sasa Stream (Central Asia Metals plc)

Osisko, through Osisko Bermuda, owns a 100% silver stream on the Sasa mine, operated by Central Asia Metals plc ("Central Asia") and located in Macedonia. The Sasa mine is one of the largest zinc, lead and silver mines in Europe, producing approximately 30,000 tonnes of lead, 23,000 tonnes of zinc and 400,000 ounces of silver in concentrates per annum. Osisko Bermuda's entitlement under the Sasa stream applies to 100% of the payable silver production in exchange for US$5 per ounce (plus refining costs) of refined silver increased annually from 2017, based on inflation (currently US$6.05 per ounce).

Update on operations

On October 10, 2022, Central Asia reported sales of 73,154 ounces of payable silver in the third quarter of 2022 for a total of 237,636 ounces of silver in the first nine months of 2022.

For more information on the Sasa mine, refer to Central Asia's press release dated October 10, 2022, entitled "Q3 2022 Operations Update" available on their website at www.centralasiametals.com.

Seabee Royalty (SSR Mining Inc.)

Osisko holds a 3% NSR royalty on the Seabee gold operations operated by SSR Mining Inc. ("SSR Mining") and located in Saskatchewan, Canada.

Guidance - 2022

On January 31, 2022, SSR Mining reported that it expects to produce between 115,000 to 125,000 ounces of gold at Seabee in 2022. On August 2, 2022, SSR Mining released revised guidance at Seabee of 150,000 – 160,000 ounces of gold.

Update on operations

On November 8, 2022, SSR Mining announced gold production of 20,493 ounces during the third quarter of 2022 compared to 22,589 ounces in the third quarter of 2021, as SSR Mining accelerated underground development in order to access higher grade ore in the fourth quarter. SSR Mining noted they are on track to meet the lower end of their revised production guidance of 150,000 to 160,000 ounces of gold. For the nine months ended September 30, 2022 and 2021, Seabee produced 111,416 and 83,318 ounces of gold, respectively. The increase in gold production during the first nine months of 2022 compared to the prior year was the result of a 21.4% increase in mill feed grade to 11.84 g/t Au and increased mine and mill productivity levels.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Third Quarter Report

On January 31, 2022, SSR Mining announced the 2022 exploration and resource development expenditures estimated at US$15.0 million with a focus on expansion and definition of the Santoy Gap Hanging Wall and surface drill programs at the Seabee and Fisher properties (Fisher is not covered by the royalty).

Reserve and resource estimates

On February 23, 2022, SSR Mining announced a mine life extension at the Seabee mine to 2028 based on an updated mineral reserve estimate of 2.7 million tonnes grading 6.72 g/t Au for 580,000 ounces of gold. This estimate does not incorporate any of the Measured and Indicated resources totaling 0.87 million tonnes grading 12.85 g/t Au for 359,000 ounces of gold, or the Inferred resources totaling 2.75 million tonnes grading 6.05 g/t Au for 536,000 ounces of gold.

Seabee has been in continuous operation for 30 years and has demonstrated a track record of continued mineral reserve replacement that SSR Mining expects to continue into the future.

For more information, refer to SSR Mining’s press release dated January 31, 2022 entitled “SSR Mining Achieves Top End of 2021 Production Guidance, Beats AISC Guidance, Outlines Three-Year Outlook and Intends to Increase 2022 Dividend by 40%”, SSR Mining’s press release dated February 23, 2022 entitled “SSR Mining Reports Fourth Quarter and Full Year 2021 Results”, SSR Mining’s press release dated August 2, 2022 entitled “SSR Mining Reports Second Quarter 2022 Results” and SSR Mining’s press release dated November 8, 2022 entitled “SSR Mining Reports Third Quarter 2022 Results”, filed on  www.sedar.com.

Gibraltar Stream (Taseko Mines Limited)

Osisko owns a 100% silver stream on Taseko Mines Limited ("Taseko") attributable portion of the Gibraltar copper mine ("Gibraltar"), held by Gibraltar Mines Ltd. ("Gibco") and located in British Columbia, Canada. Under the stream agreement, Osisko will receive from Taseko an amount equal to 100% of Gibco's share of silver production (representing 75% of the Gibraltar mine production) until the delivery to Osisko of 5.9 million ounces of silver and 35% of Gibco's share of silver production thereafter. Since April 2020, there is no transfer price for the silver ounces acquired. As of September 30, 2022, a total of 1.0 million ounces of silver have been delivered under the stream agreement.

On March 31, 2022, Taseko announced a 40% increase to Proven and Probable reserves at its 75%-owned Gibraltar copper mine in central British Columbia. The updated reserve at Gibraltar underpins a 23-year mine life producing on average approximately 129 million pounds of copper and 2.3 million pounds of molybdenum annually. Taseko does not report the silver content of their reserve estimates.

For more information, refer to Taseko's press release dated March 31, 2022 entitled "Taseko Announces a 40% Increase in Gibraltar Proven and Probable Reserves", filed on www.sedar.com.

Island Gold Royalty (Alamos Gold Inc.)

Osisko owns NSR royalties ranging from 1.38% to 3.00% on the Island Gold mine property (all of the current resources and reserves are covered by the royalties), operated by Alamos Gold Inc. ("Alamos") and located in Ontario, Canada.

Guidance - 2022

On January 17, 2022, Alamos reported its 2022 guidance for Island Gold of 125,000 to 135,000 ounces of gold. Gold production at Island Gold is expected to decrease slightly in 2022, reflecting lower planned grades which is consistent with the mineral reserve grade and the Phase III expansion study released in 2020 ("Phase III Study"). Mining and processing rates are expected to be consistent with 2021 and average 1,200 tpd. As outlined in the Phase III Study, grades mined are expected to decrease below the average mineral reserve grade in 2023 followed by an increase above the average mineral reserve grade in 2024 driving production higher.

Update on operations

On October 26, 2022, Alamos reported that Island Gold produced 31,400 ounces of gold in the third quarter of 2022, a 12% improvement from the prior year period reflecting higher grades mined and higher tonnes processed. Through the first nine months of 2022, Island Gold produced 93,200 ounces and remains on track to meet full year production guidance, as per Alamos.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Third Quarter Report

Mill throughput averaged 1,321 tpd, 10% above annual guidance of 1,200 tpd, reflecting the processing of approximately 10,000 tonnes of Island Gold stockpiled ore at the Young-Davidson mill. Given current permit limits at Island Gold, excess stockpiles were trucked to Young-Davidson during the second and third quarters and processed as capacity was available at the Young-Davidson mill, boosting production and cash flow. Mill recoveries averaged 93% in the quarter, below annual guidance and the prior year period due to calibration issues with a newly installed automated lime application system. This issue was identified and rectified with recoveries returning to budgeted levels before the end of the quarter and into October. The new system is performing well with recoveries expected to be at budgeted levels in the fourth quarter.

Spending ramped up significantly on the Phase 3+ Expansion during the third quarter, including shaft site preparation and clearing, and the start of pre-sinking of the shaft. In addition, capital spending was focused on lateral development and other surface infrastructure.

Update on expansions

On March 16, 2022, Alamos announced the Closure Plan Amendment for the Island Gold mine had been filed by the Ontario Government and on April 11, 2022, Alamos announced the groundbreaking for the Island Gold mine expansion. These represent significant milestones for the operation, allowing for ramp up of construction activities on the Phase III expansion, including the pre-sink of the shaft which is expected to begin mid-2022. As outlined in the Phase III expansion study released in July 2020, the expansion is expected to drive production approximately 70% higher to average 236,000 ounces of gold per year at industry low mine-site all-in sustaining costs of US$534 per ounce once completed in 2025. Since the completion of the study, mineral reserves and resources have increased 37% to total 5.1 million ounces of gold as of the end of 2021.

On June 29, 2022, Alamos reported the results of the P3+ Expansion Study for the Island Gold mine, outlining an increase in production to 2,400 tpd from the current 1,200 tpd. This is an increase over the 2021 study which had planned a 2,000 tpd mill throughput, and will be enabled by a new shaft with an initial depth of 1,373 metres. This new preliminary economic assessment estimates average gold production of 287,240 ounces per year for 13 years starting in 2026. The mineral inventory considered in the study includes Probable Reserves of 4.1 million tonnes grading 10.1 g/t gold for 1.1 million ounces and Inferred resources of 8.3 million tonnes grading 11.3 g/t Au for 3.0 million ounces. Earthworks and shaft surface infrastructure construction have started, with shaft sinking scheduled to commence in the second half of 2023.

Reserves and resources

On February 22, 2022, Alamos announced that the Island Gold mine Mineral Reserves and Resources increased across all categories, including a 2% increase in mineral reserves (1.5 million ounces from 4.1 million tonnes grading 10.12 g/t Au) and an 8% increase in Inferred mineral resources (3.5 million ounces from 7.9 million tonnes grading 13.59 g/t Au). An updated mine plan is set to be released in 2022, incorporating the 1.2 million ounces increase in Inferred resources since the completion of the Phase III Expansion study published in July 2020. The optimized mine plan is also expected to incorporate higher-grade material in proximity to the planned shaft bottom earlier in the mine life. This change in mine plan should contribute to a higher proportion of production coming from areas covered by Osisko's 3% NSR royalty earlier in the mine plan versus production from areas covered by Osisko's 1.38% NSR royalty.

Exploration update

A total of 8,116 metres of surface directional drilling was completed in 13 holes during the third quarter of 2022. Surface directional drilling targeted areas peripheral to Inferred mineral resource blocks in the Island West, Main, and East areas between 1,400 metres and 1,800 metres below surface with drill hole spacing ranging from 75 metres to 200 metres. In addition, a total of 5,817 metres of underground exploration drilling was completed in 36 holes. The objective of the underground drilling is to identify new mineral resources close to existing mineral resource or reserve blocks. A total of 80 metres of underground exploration drift development was also completed during the third quarter of 2022.

For more information, refer to Alamos' press release dated January 17, 2022 entitled "Alamos Gold Reports Fourth Quarter 2021 Production and Provides Three-Year Production and Operating Guidance", Alamos' press release dated February 22, 2022 entitled "Alamos Gold Reports Mineral Reserves and Resources for the Year-Ended 2021", Alamos' press release dated March 16, 2022 entitled "Alamos Gold Announces Significant Permitting Milestone at Island Gold with

Filing of Closure Plan Amendment", Alamos' press release dated June 29, 2022 entitled "Alamos Gold Announces Phase 3+ Expansion of Island Gold to 2,400 tpd, Driving a Larger, More Profitable Operation with Average Annual Gold Production of 287k oz, Industry Low All-in Sustaining Costs of $576/oz, and a 31% Increase in Net Present Value ("NPV") to $2.0 Billion at $1,850/oz Gold" and Alamos' press release dated October 26, 2022 entitled "Alamos Gold Reports Third Quarter 2022 Results", all filed on www.sedar.com.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Third Quarter Report

Renard Stream (Stornoway Diamonds (Canada) Inc.)

Osisko owns a 9.6% diamond stream on the Renard diamond mine operated by Stornoway Diamonds (Canada) Inc. ("Stornoway") and located approximately 350 kilometres north of Chibougamau in the James Bay region of north-central Québec. The Renard stream is secured by a first-ranking security interest over all assets and properties of Stornoway.

A credit bid transaction was closed on November 1, 2019 and Osisko is now a 35.1% shareholder of the company holding the Renard diamond mine, which is considered as an associate since that date.

Under the stream agreement, upon the completion of a sale of diamonds, Osisko remits to Stornoway a cash transfer payment which equals to the lesser of 40% of achieved sales price and US$40 per carat. For the purpose of calculating stream remittances, Stornoway shall separately sell any diamonds smaller than the +7 DTC sieve size that are recovered in excess of the maximum agreed-upon proportion within a sale of run of mine ("ROM") diamonds (the excess small diamonds, or incidentals). In this manner, Stornoway shall restrict the proportion of small diamonds contained in a ROM sale such that the streamers and Stornoway will be fully aligned on upside price exposure with downside protection on price and product mix.

Update on operations

On April 29, 2022, the diamond stream was reactivated and the streamers ceased to reinvest proceeds into the Stornoway bridge facility. In 2022, Osisko received US$7.6 million ($9.8 million) in net proceeds from its Renard stream.

During the first quarter of 2022, the company sold 409,100 carats at an average price of US$143 per carat. During the second quarter, the company sold 459,800 carats at an average price of US$124 per carat. In the third quarter of 2022, the company sold 477,900 carats at an average price of US$123 per carat.

Equity Investments

The Company's assets include a portfolio of shares, mainly of publicly traded exploration and development mining companies. Osisko invests, and intends to continue to invest, from time to time, in companies where it holds a royalty, stream or other interest and in various companies within the mining industry for investment purposes and with the objective of improving its ability to acquire future royalties, streams or other interests. In addition to investment objectives, in some cases, the Company may decide to take a more active role, including providing management personnel and/or administrative support, as well as nominating individuals to the investee's board of directors. These investments are reflected in investments in associates in the consolidated financial statements and include mainly Osisko Development, Osisko Mining Inc. ("Osisko Mining") and Osisko Metals Incorporated ("Osisko Metals").

Osisko may, from time to time and without further notice except as required by law or regulations, increase or decrease its investments at its discretion.

During the three and nine months ended September 30, 2022, Osisko acquired equity investments for $1.2 million and $1.8 million, respectively. On September 30, 2022, the interest held by the Company in Osisko Development was recognized as an investment in associate at its fair value of $207.0 million (refer to the Deconsolidation of Osisko Development and Discontinued Operations section of this MD&A for more details).

Fair value of marketable securities

The following table presents the carrying value and fair value of the investments in marketable securities (excluding notes and warrants) as at September 30, 2022 (in thousands of dollars):

Investments	Carrying value (i)	Fair Value (ii)
	$	$

Associates	322,009	372,140
Other	16,167	16,167
	338,176	388,307

(i) The carrying value corresponds to the amount recorded on the consolidated balance sheet, which is the equity method for investments in associates and the fair value for other investments, as per IFRS 9, Financial Instruments.

(ii) The fair value corresponds to the quoted price of the investments in a recognized stock exchange as at September 30, 2022.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Third Quarter Report

Main Investments

The following table presents the main investments of the Company in marketable securities as at September 30, 2022:

Investments	Number of Shares Held	Ownership
		%

Osisko Development	33,333,366	44.1
Osisko Mining	50,023,569	14.4
Osisko Metals	31,127,397	13.8

Osisko Development

Osisko Development is a mineral exploration and development company focused on the acquisition, exploration and development of precious metals resource properties in North America. The primary projects held by Osisko Development are the Cariboo gold project ("Cariboo") in British Columbia, Canada, the San Antonio gold project ("San Antonio") in Sonora, Mexico, and the Trixie mine in Utah ("Trixie"), United States. Osisko owns a 5% NSR royalty on the Cariboo gold project, a 15% gold and silver stream on the San Antonio gold project and a 2.5% metals stream on the Trixie mine (and the Tintic Property).

The Cariboo gold project is Osisko Development's flagship asset with Measured and Indicated mineral resources of 3.47 million ounces of gold (27.1 million tonnes grading 4.0 g/t Au) and an Inferred mineral resource of 1.62 million ounces of gold (14.4 million tonnes grading 3.5 g/t Au). Osisko Development started an Environmental Assessment Process in the spring of 2019 for the Cariboo gold project. Cariboo has completed several milestones with regards to permitting and receipt of the final permits is anticipated in the fourth quarter of 2023. A feasibility study for the project is due for completion by the end of 2022.

At Trixie, 5,353 ounces of gold have been produced and sold since Osisko Development completed its acquisition of Tintic Consolidated Metals LLC in May 2022, at an average grade of 31.3 g/t Au. Mineralized material comes from blended T4 and T2 zones encountered during underground exploration development. Four rigs are in operation (two underground diamond drills and two surface reverse circulation drill rigs) and 6,096 metres of reverse circulation drilling and 642 metres of diamond drilling have been completed since the acquisition. Assay results are pending for this drilling.

Osisko Development is targeting an initial mineral resource on Trixie by the first quarter of 2023. The surface decline is expected to be completed by the third quarter of 2023. All permitting is in place and surface access roads and portal face excavation has been completed. The decline will allow mining of T4 material at higher tonnages and continued development of the lower levels of the Trixie mine.

While Osisko Development expects final permits for full scale operation at San Antonio to be granted in the near-term, small-scale gold production from leaching the surface stockpile continues at the project. On June 30, 2022, Osisko Development announced an initial resource estimate at San Antonio comprising 14.9 million tonnes grading 1.2 g/t Au for 576,000 ounces of gold in the Indicated resource category plus 16.6 million tonnes grading 1.0 g/t Au for 544,000 ounces of gold in the Inferred resource category. San Antonio has the potential to host an open pit heap leach gold project with low strip. On September 30, 2022, Osisko Development recorded an impairment charge of $81.0 million on its San Antonio gold project. As per Osisko Development's management, the asset impairment is not expected to have any impact on Osisko Development's mine plans, gold reserves and resources, and streaming and royalty agreements. Refer to the Deconsolidation of Osisko Development and Discontinued Operations section of this MD&A for more details.

As at September 30, 2022, the Company held 33,333,366 common shares representing a 44.1% interest in Osisko Development (75.1% as at December 31, 2021). The Company concluded that it exercises significant influence over Osisko Development and accounts for its investment using the equity method.

Osisko Mining Inc.

Osisko Mining is a Canadian gold exploration and development company focused on its Windfall gold project. Osisko holds a 2.0% - 3.0% NSR royalty on the Windfall gold project, for which a positive preliminary economic assessment was released in April 2021.

On October 27, 2022, Osisko Mining reported production results of the bulk sample extracted from Triple Lynx. The sample produced a positive reconciliation of 169%, returning an average grade of 65.5 g/t Au, exceeding the predicted capped grade based on the 12.5 metres infill model using the same block model parameters as the current mineral resource estimate. Reconciled recoveries are 93.1% for gold and 88.2% for silver. Process recovery was 93.1% for gold including 52.2% in gravity concentrates. Windfall bulk samples processed to date (Zone 27, Lynx 311, and Lynx 600) using flotation processing comprised an aggregate of 16,025 tonnes containing 14,914 ounces of gold and 8,004 ounces of silver, with the average gold recovery for the three samples of 94.1%.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Third Quarter Report

In August 2022, Osisko Mining provided an updated mineral resource estimate on the Windfall gold project, which should form the basis of the pending Windfall project feasibility study, which is expected by the end of 2022. Measured and Indicated resources are estimated at 4.1 million ounces of gold, an increase of 26% (11.1 million tonnes at an average grade of 11.4 g/t Au (cut-off grade of 3.5 g/t Au)). Inferred resources are estimated at 3.3 million ounces of gold (12.3 million tonnes at an average grade of 8.4 g/t Au). For more information, refer to Osisko Mining's press release dated August 10, 2022 entitled "Osisko Delivers Updated Windfall Mineral Resource Estimate For Pending YE2022 Feasibility Study", filed on www.sedar.com.

On February 28, 2022, Osisko Mining announced that it has entered into a memorandum of understanding ("MOU") with the Cree First Nation of Waswanipi (the "CFNW") whereby the CFNW will provide hydroelectric power to the Windfall project. The CFNW will finance, build, own and operate a 120kV transmission line that will deliver hydroelectricity to the Windfall project and surrounding area. As an end user, Osisko Mining will pay transportation fees to the CFNW. The MOU outlines the principal terms of the agreement between Osisko Mining and the CFNW which will ensure delivery of hydroelectricity to Osisko Mining's Windfall project for a nominal period of 18 years, with further extensions over the life of the Windfall mill.

In April 2021, Osisko Mining released an updated preliminary economic assessment with a 39% after-tax internal rate of return and a $1.5 billion after-tax net present value, using a gold price of US$1,500 per ounce. The updated preliminary economic assessment shows an average gold production of 238,000 ounces per year of an 18 year life-of-mine. The first seven years of full production is expected to average 300,000 ounces per year at an average diluted grade of 8.1 g/t Au. For more information, refer to Osisko Mining's press release dated April 7, 2021 entitled "Osisko Mining Delivers Positive PEA Update for Windfall", filed on www.sedar.com.

For more information, please refer to Osisko Mining's press releases available on www.sedar.com and on their website (www.osiskomining.com).

As at September 30, 2022, the Company held 50,023,569 common shares representing a 14.4% interest in Osisko Mining (14.4% as at December 31, 2021). The Company concluded that it exercises significant influence over Osisko Mining and accounts for its investment using the equity method.

Osisko Metals Incorporated

Osisko Metals is a Canadian base metal exploration and development company with a focus on copper and zinc mineral assets. The company's flagship properties are the Pine Point mining camp, located in the Northwest Territories and the Gaspé Copper mine, located in Québec. The Company owns a 3.0% NSR royalty on the Pine Point mining camp.

On July 13, 2022, Osisko Metals released an update of the preliminary economic assessment on the Pine Point project including the results of an updated mineral resource estimate. The objective of the 2022 preliminary economic assessment update was to integrate updated long-term prices for zinc and lead, increased mined resources, cost escalations in capital expenditures and operational expenditures as well as reduced life-of-mine water management costs that resulted from the recently completed hydrogeological model. The updated preliminary economic assessment showed an estimated internal rate of return of 25% and a mine life of 12 years. The updated mineral resource estimate highlighted Indicated mineral resources of 15.8 million tonnes grading 5.55% zinc equivalent ("ZnEq") (4.17% Zn and 1.53% Pb). Inferred mineral resources are estimated at 47.2 million tonnes grading 5.94% ZnEq (4.43% Zn and 1.68% Pb). For more information, refer to Osisko Metals' press release dated July 13, 2022 entitled "Osisko Metals Releases Positive Update for Pine Point PEA After-Tax NPV of C$602M and After-Tax IRR of 25%", filed on www.sedar.com.

On March 28, 2022, Osisko Metals announced that it signed a binding term sheet with Glencore Canada Corporation ("Glencore"), providing Osisko Metals with an option to acquire a 100% interest in the past-producing Gaspé Copper mine located near Murdochville, Québec for an up-front payment of US$25 million, to be paid by Osisko Metals by way of a convertible note issued to Glencore upon the successful closing of the transaction, and a cash payment of US$20 million, payable upon start of commercial production. On July 11, 2022, Osisko Metals announced it had exercised its option to acquire the Gaspé Copper project. On April 28, 2022, Osisko Metals had announced an initial Inferred mineral resource estimate at Mount Copper as part of the Gaspé Copper project of 3.1 billion pounds of contained copper (456 million tonnes grading 0.31% copper). This resource is pit-constrained to mineralization surrounding the past-producing Mount Copper open pit mine and uses a base case of US$3.80/lb copper and a cut-off grade of 0.16% sulfide copper.

On October 27, 2022, Osisko Metals reported infill drill results at Gaspé Copper including 102 metres of 0.57% copper and 2.20 g/t Ag. The objective of the definition drilling program is to provide data to upgrade the mineral resource estimate to Measured and Indicated categories in preparation for an eventual feasibility study, as well as test Mount Copper's oxidation levels to determine if the mineralization can all be processed using conventional flotation.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Third Quarter Report

As at September 30, 2022, the Company held 31,127,397 common shares representing a 13.8% interest in Osisko Metals (15.4% as at December 31, 2021). The Company concluded that it exercises significant influence over Osisko Metals and accounts for its investment using the equity method.

Sustainability Activities

As a capital provider, the Company bears significant responsibility to promote and uphold sustainable business practices to maximize long-term value for all stakeholders. Osisko regularly reviews which ESG topics are most material to its business, either directly or indirectly through the activities of its mining partners.

On April 19, 2022, the Company made further progress on its ESG initiatives with the release of the second annual ESG report, Growing Responsibly. A thorough review of the topics most material to the Company can be found within this document, which is available on Osisko's website (https://osiskogr.com/en/esg-reporting/).

As highlighted in the report, Osisko advanced its management of ESG matters in 2021 with notable achievements across all areas. The following are select highlights of Osisko's commitment to growing sustainably:

  Committed to the UN Global Compact to formally align with its Ten Principles;
  Formed a strategic partnership with Carbon Streaming Corporation to promote global decarbonisation and biodiversity efforts through carbon credit streaming transactions;
  Engaged a third party expert to provide an initial estimate of Scope 3 Greenhouse Gas ("GHG") emissions intensity attributable to Osisko's share of the revenue from its portfolio;
  Enhanced reporting by aligning Osisko's disclosure with Sustainability Accounting Standards Board ("SASB") industry standards; and
  Maintained a leading position within MSCI's ESG rating and improved Osisko's position in Sustainalytics precious metals ESG ranking.

The Company continuously looks for ways to improve Osisko's sustainability initiatives directly and indirectly via our mining partners.

Dividends

The following table provides details on the dividends declared for the nine months ended September 30, 2022:

Declaration date	Dividend per share	Record date	Payment date	Dividend payable	Dividend reinvestment plan
	$			$

February 24, 2022	0.055	March 31, 2022	April 14, 2022	10,167,000	7,498,987
May 12, 2022	0.055	June 30, 2022	July 15, 2022	10,177,000	7,385,458
August 9, 2022	0.055	September 30, 2022	October 14, 2022	10,109,000	7,780,634
	0.165			30,453,000

Dividend Reinvestment Plan

The Company offers a dividend reinvestment plan ("DRIP") that allows Canadian and U.S. shareholders to reinvest their cash dividends into additional common shares either purchased on the open market through the facilities of the TSX or the NYSE, or issued directly from treasury by the Company, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the common shares on the TSX or the NYSE during the five trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at the Company's sole election.

During the three and nine months ended September 30, 2022, the Company issued respectively 32,462 and 86,806 common shares under the DRIP, at a discount rate of 3%.

As at September 30, 2022, the holders of 7.8 million common shares had elected to participate in the DRIP, representing dividends payable of $0.4 million. Therefore, 31,833 common shares were issued on October 14, 2022 at a discount rate of 3%.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Third Quarter Report

Normal Course Issuer Bid

In December 2021, Osisko renewed its normal course issuer bid ("2022 NCIB") program. Under the terms of the 2022 NCIB program, Osisko may acquire up to 16,530,668 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2022 NCIB program are authorized until December 11, 2022. Daily purchases will be limited to 87,264 common shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the common shares on the TSX for the six-month period ending November 30, 2021, being 349,057 common Shares.

During the nine months ended September 30, 2022, the Company purchased for cancellation a total of 1,636,158 common shares for $21.3 million (average acquisition price per share of $13.04) under its 2022 NCIB program, including 1,288,666 common shares during the three months ended September 2022 for $16.5 million (average acquisition price per share of $12.77).

Gold Market and Currency

Gold Market

The gold price rose more than 6% during the first quarter of 2022 and posted its best quarterly performance since the second quarter of 2020. During the second quarter of 2022, all precious metals dropped back from their March highs. Gold prices registered a mixed performance in July and August and consolidated around US$1,750 per ounce and fell to US$1,615 per ounce, before recovering partially by the end of September to US$1,670 per ounce.

Gold prices were volatile during the third quarter, fluctuating by approximately US$174 per ounce. Gold closed the third quarter of 2022 at US$1,672 per ounce, down US$145 per ounce compared to the closing price of the second quarter of 2022. Gold price averaged US$1,877 per ounce in the first quarter of 2022, US$1,871 per ounce in the second quarter of 2022 and US$1,729 per ounce in the third quarter of 2022, US$61 per ounce lower when compared to the average price of the third quarter of 2021.

The historical price is as follows:

(US$/ounce of gold)	High	Low	Average	Close

2022 - Q3 (YTD)	$2,039	$1,634	$1,824	$1,672
2021	1,943	1,684	1,799	1,820
2020	2,067	1,474	1,770	1,888
2019	1,545	1,270	1,393	1,515
2018	1,355	1,178	1,268	1,279

In Canadian dollar terms, the average gold price per ounce averaged $2,377 in the first quarter of 2022, $2,388 in the second quarter of 2022 and $2,257 per ounce in the third quarter of 2022, compared to $2,551 in the third quarter of 2021. The gold price closed the third quarter of 2022 at $2,291 per ounce, down $50 per ounce from June 30, 2022.

Currency

The Canadian dollar traded between 1.2753 and 1.3726 in the third quarter of 2022 to close at 1.3707 compared to 1.2886 on June 30, 2022, 1.2496 on March 31, 2022 and 1.2678 on December 31, 2021. The Canadian dollar averaged 1.2662 in the first quarter of 2022, 1.2768 in the second quarter of 2022 and 1.3056 in the third quarter of 2022, compared to 1.2600 in the third quarter of 2021. In March, after keeping key interest rates at their lower bound for two years, the Bank of Canada started to tighten its monetary policy and increased its target for the overnight rate by a cumulative 300 basis points to 3.25%.  Canada's Central Bank as well as other central banks around the world are set to continue raising rates as it tries to fight inflation.

The exchange rate for the U.S./Canadian dollar is outlined below:

	High	Low	Average	Close
2022 - Q3 (YTD)	1.3726	1.2451	1.2828	1.3707
2021	1.2942	1.2040	1.2535	1.2678
2020	1.4496	1.2718	1.3415	1.2732
2019	1.3600	1.2988	1.3269	1.2988
2018	1.3642	1.2288	1.2957	1.3642

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Third Quarter Report

Selected Financial Information

(in thousands of dollars, except figures for ounces and amounts per ounce and per share) (1)

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	$	$	$	$

Revenues	53,661	50,035	155,895	174,204
Cost of sales	(4,407)	(3,507)	(11,344)	(34,000)
Depletion	(14,161)	(12,733)	(37,310)	(36,097)
Gross profit	35,093	33,795	107,241	104,107

Operating income	28,704	28,367	88,395	83,880

Net earnings from continuing operations	28,014	25,593	62,877	55,397
Net loss from discontinued operations	(244,655)	(31,745)	(268,475)	(76,849)
Net loss	(216,641)	(6,152)	(205,598)	(21,452)

Net earnings per share from continuing operations
Basic	0.15	0.15	0.35	0.33

Net earnings per share (2)
Basic	(0.86)	0.01	(0.79)	(0.01)

Total assets	2,135,607	2,390,325	2,135,607	2,390,325
Total long-term debt	298,232	405,306	298,232	405,306

Average selling price of gold (per ounce sold)
In C$ (3)	2,249	2,265	2,338	2,261
In US$	1,722	1,793	1,823	1,808

Operating cash flows from continuing operations	51,067	44,080	126,539	118,099
Operating cash flows used by discontinued operations	(13,030)	(2,997)	(65,116)	(24,775)
Operating cash flows	38,037	41,083	61,423	93,324

Dividend per common share	0.055	0.055	0.165	0.155

Weighted average shares outstanding (in thousands)
Basic	184,839	167,924	179,101	167,786
Diluted	184,850	168,220	179,302	168,032

(1) Unless otherwise noted, financial information is in Canadian dollars and prepared in accordance with IFRS. Refer to the Deconsolidation of Osisko Development and Discontinued Operations section of this MD&A for more details.

(2) Attributable to Osisko Gold Royalties Ltd's shareholders.

(3) Using actual exchange rates at the date of transactions.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Third Quarter Report

Overview of Financial Results

Financial Summary - Third Quarter of 2022

  Revenues of $53.7 million compared to $50.0 million in Q3 2021;
  Gross profit of $35.1 million compared to $33.8 million in Q3 2021;
  Operating income of $28.7 million compared to $28.4 million in Q3 2021;
  Net earnings from continuing operations of $28.0 million or $0.15 per basic share, compared to $25.6 million or $0.15 per basic and diluted share in Q3 2021;
  Adjusted earnings4  from continuing operations of $25.8 million or $0.14 per basic share4 compared to $23.3 million or $0.14 per basic share in Q3 2021; and
  Operating cash flows provided by continuing operations of $51.1 million compared to $44.1 million in Q3 2021.

Revenues increased in the third quarter of 2022 compared to the third quarter of 2021, mostly as a result of increased deliveries. Gross profit amounted to $35.1 million in the third quarter of 2022 compared to $33.8 million in the third quarter of 2021. Cost of sales increased slightly in 2022 to $4.4 million as a result of the increased deliveries and the mix of sales. Depletion increased from $12.7 million to $14.2 million in the third quarter of 2022, mostly as a result of increased deliveries.

For the third quarter of 2022, the Company generated an operating income of $28.7 million, compared to $28.4 million for the third quarter of 2021.

General and administrative ("G&A") expenses increased in the third quarter of 2022 from $4.5 million to $5.2 million, mostly as a result of general inflation in professional services and lower cost recoveries from associates.

Business development expenses increased from $0.9 million to $1.2 million in the third quarter of 2022, mostly as a result of general inflation and increased activities.

In the third quarter of 2022, the Company generated net earnings from continuing operations of $28.0 million compared to $25.6 million in the third quarter of 2021. The increased net earnings is mostly the result of a significant unrealized gain on foreign exchange in 2022 and higher interest income, partially offset by lower other non-cash net gains on investments.

Adjusted earnings were $25.8 million in the third quarter of 2022, compared to $23.3 million in the third quarter of 2021, Details of adjusted earnings are provided in the Non-IFRS Financial Performance Measures section of this MD&A.

Cash flows provided by operating activities from continuing operations in the third quarter of 2022 was $51.1 million compared to $44.1 million in the third quarter of 2021. The increase was the result of increased revenues from higher deliveries in 2022, increased interest income and lower financing costs, partially offset by higher other operating expenses.

___________________________________

4 "Adjusted earnings" and "Adjusted earnings per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this MD&A.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Third Quarter Report

Financial Summary - First nine months of 2022

  Revenues of $155.9 million compared to $174.2 million in the first nine months of 2021;
  Gross profit of $107.2 million compared to $104.1 million in the first nine months of 2021;
  Operating income of $88.4 million compared to $83.9 million in the first nine months of 2021;
  Net earnings from continuing operations of $62.9 million or $0.35 per basic share, compared to $55.4 million or $0.33 per basic and diluted share in the first nine months of 2021;
  Adjusted earnings5  from continuing operations of $76.4 million or $0.43 per basic share5 compared to $70.6 million or $0.42 per basic share in the first nine months of 2021; and
  Operating cash flows provided by continuing operations of $126.5 million compared to $118.1 million in the first nine months of 2021.

Revenues decreased in the first nine months of 2022 compared to the first nine months of 2021, mostly as a result of the Parral offtake that was converted into a stream in April 2021, partially offset by increased deliveries. Gross profit amounted to $107.2 million in the first nine months of 2022 compared to $104.1 million in the first nine months of 2021. Cost of sales decreased to $11.3 million in 2022 from $34.0 million in 2021, mostly as a result of the Parral offtake that was converted into a stream in April 2021. Depletion increased from $36.1 million to $37.3 million in the first nine months of 2022, mostly as a result of increased deliveries.

For the first nine months of 2022, the Company generated an operating income of $88.4 million, compared to $83.9 million for the first nine months of of 2021.

G&A expenses were relatively stable in 2022 to $15.0 million. General inflation in professional services and lower cost recoveries from associates were offset by reduced share-based compensation.

Business development expenses increased from $3.0 million to $3.9 million in the first nine months of 2022, mostly as a result of general inflation and increased activities.

In the first nine months of 2022, the Company generated net earnings from continuing operations of $62.9 million compared to $55.4 million in the first nine months of 2021. The increased net earnings is mostly the result of a significant unrealized gain on foreign exchange in 2022 and higher interest income, partially offset by a non-cash net loss on investments in 2022 compared to a non-cash net gain on investments in 2021.

Adjusted earnings were $76.4 million in the first nine months of 2022, compared to $70.6 million in the first nine months of 2021. Details of adjusted earnings are provided in the Non-IFRS Financial Performance Measures section of this MD&A.

Cash flows provided by operating activities from continuing operations in the first nine months of 2022 was $126.5 million compared to $118.1 million in the first nine months of 2021. The increase was the result of increased revenues from higher deliveries in 2022, increased interest income and lower financing costs, partially offset by higher other operating expenses.

___________________________________

5 "Adjusted earnings" and "Adjusted earnings per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this MD&A.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Third Quarter Report

Consolidated Statements of Loss

The following table presents summarized consolidated statements of loss for the three and nine months ended September 30, 2022 and 2021 (in thousands of dollars, except amounts per share):

		Three months ended September 30,		Nine months ended September 30,
		2022	2021	2022	2021
		$	$	$	$

Revenues	(a)	53,661	50,035	155,895	174,204

Cost of sales	(b)	(4,407)	(3,507)	(11,344)	(34,000)
Depletion	(c)	(14,161)	(12,733)	(37,310)	(36,097)
Gross profit	(d)	35,093	33,795	107,241	104,107

Other operating expenses
General and administrative	(e)	(5,186)	(4,494)	(14,962)	(14,901)
Business development	(f)	(1,203)	(934)	(3,884)	(3,038)
Impairment of royalty interests		-	-	-	(2,288)

Operating income		28,704	28,367	88,395	83,880

Other revenues (expenses), net	(g)	9,879	5,499	(887)	(10,064)

Earnings before income taxes		38,583	33,866	87,508	73,816

Income tax expense	(h)	(10,569)	(8,273)	(24,631)	(18,419)

Net earnings from continuing operations		28,014	25,593	62,877	55,397

Net loss from discontinued operations	(i)	(244,655)	(31,745)	(268,475)	(76,849)

Net loss		(216,641)	(6,152)	(205,598)	(21,452)

Net (loss) earnings attributable to:
Osisko Gold Royalties Ltd's shareholders		(158,647)	1,795	(141,162)	(2,370)
Non-controlling interests		(57,994)	(7,947)	(64,436)	(19,082)

Net earnings per share from continuing operations
Basic		0.15	0.15	0.35	0.33

Net (loss) earnings per share attributable to Osisko Gold Royalties Ltd's shareholders
Basic		(0.86)	0.01	(0.79)	(0.01)

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Third Quarter Report

(a) Revenues are comprised of the following:

	Three months ended September 30,
	2022			2021
	Average selling price per ounce / carat ($)	Ounces / carats sold	Total revenues ($000's)	Average selling price per ounce / carat ($)	Ounces / Carats sold	Total revenues ($000's)

Gold sold	2,249	13,646	30,698	2,265	13,799	31,261
Silver sold	25	437,293	10,867	30	323,613	9,714
Diamonds sold(i)	161	45,883	7,459	123	44,962	5,529
Other (paid in cash)	-	-	4,637	-	-	3,531
			53,661			50,035

(i) The diamonds were sold by an agent for Osisko for a blended selling price of $161 (US$123) per carat in the third quarter of 2022. The average selling price includes 7,733 incidental carats sold outside of the run of mine sales at an average price of $45 (US$34) per carat. Excluding the incidental carats, 38,149 carats were sold at an average price of $185 (US$141) per carat in the third quarter of 2022.

	Nine months ended September 30,
	2022			2021
	Average selling price per ounce / carat ($)	Ounces / carats sold	Total revenues ($000's)	Average selling price per ounce / carat ($)	Ounces / Carats sold	Total revenues ($000's)

Gold sold	2,338	39,065	91,331	2,261	46,924	106,091
Silver sold	27	1,043,756	28,638	32	1,355,705	43,514
Diamonds sold(i)	167	129,304	21,842	107	129,823	13,891
Other (paid in cash)	-	-	14,084	-	-	10,708
			155,895			174,204

(i) The diamonds were sold by an agent for Osisko for a blended selling price of $167 (US$130) per carat in the first nine months of 2022. The average selling price includes 22,019 incidental carats sold outside of the run of mine sales at an average price of $45 (US$35) per carat. Excluding the incidental carats, 107,285 carats were sold at an average price of $192 (US$149) per carat in the first nine months of 2022.

The increase in silver ounces sold for the third quarter of 2022 is due to increased deliveries under the stream agreements. The decrease in gold and silver ounces sold for the first nine months of 2022 is mainly the result of the conversion of the Parral offtake agreement into a stream in April 2021, partially offset by increased deliveries under the stream agreements.

(b) For the three and nine months ended September 30, 2022, cost of sales amounted to $4.4 million and $11.3 million, respectively compared to $3.5 million and $34.0 million for the three and nine months ended September 30, 2021, respectively.

Costs of sales represents mainly the acquisition price of the metals and diamonds under the stream and offtake agreements, as well as minimal refining, insurance and transportation costs related to the metals received under royalty agreements. The increase in the third quarter is mostly due to increased deliveries, while the decrease for the first nine months of 2022 is mainly the result of the conversion of the Parral offtake into a stream in April 2021.

(c) The royalty, stream and other interests are depleted using the units-of-production method over the estimated life of the properties or the life of the related agreements. The depletion expense for the three and nine months ended September 30, 2022 amounted to $14.2 million and $37.3 million, respectively, compared to $12.7 million and $36.1 million for the three and nine months ended September 30, 2021, respectively. The variation in 2022 is mostly due to increased deliveries and the mix of sales during the periods.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Third Quarter Report

(d) The breakdown of cash margin6 and gross profit per type of interest is as follows (in thousands of dollars):

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	$	$	$	$

Royalty interests
Revenues	34,456	34,429	104,028	105,777
Less: cost of sales (excluding depletion)	(490)	(25)	(772)	(318)
Cash margin (in dollars)	33,966	34,404	103,256	105,459

Depletion	(7,312)	(7,630)	(20,369)	(21,634)
Gross profit	26,654	26,774	82,887	83,825

Stream interests
Revenues	19,205	15,606	51,867	43,162
Less: cost of sales (excluding depletion)	(3,917)	(3,482)	(10,572)	(9,339)
Cash margin (in dollars)	15,288	12,124	41,295	33,823

Depletion	(6,849)	(5,103)	(16,941)	(14,195)
Gross profit	8,439	7,021	24,354	19,628

Royalty and stream interests Total cash margin (in dollars)	49,254	46,528	144,551	139,282
Divided by: total revenues	53,661	50,035	155,895	148,939
Cash margin (in percentage of revenues)	91.8%	93.0%	92.7%	93.5%

Offtake interests
Revenues	-	-	-	25,265
Less: cost of sales (excluding depletion)	-	-	-	(24,343)
Cash margin (in dollars)	-	-	-	922
Cash margin (in percentage of revenues)	-%	-%	-%	3.6%

Depletion	-	-	-	(268)
Gross profit	-	-	-	654

Total - Gross profit	35,093	33,795	107,241	104,107

(e) G&A expenses increased in the third quarter of 2022, mostly as a result of general inflation in professional services and lower cost recoveries from associates. G&A expenses were relatively stable in the first nine months of 2022. General inflation in professional services and lower cost recoveries from associates were offset by reduced share-based compensation.

(f) Business development expenses increased in the third quarter and the first nine months of 2022, mostly as a result of general inflation and increased activities.

(g) Other revenues, net of $9.9 million in the third quarter of 2022 include a gain on foreign exchange of $14.5 million and interest income of $3.1 million, partially offset by finance costs of $5.5 million, a share of loss of associates of $1.1 million and a net loss on investments of $1.0 million.

Other revenues, net of $5.5 million in the third quarter of 2021 include a net gain on investments of $11.2 million (which includes a net gain on acquisition of investments of $7.0 million) and interest income of $1.1 million, partially offset by finance costs of $6.0 million.

Other expenses, net of $0.9 million for the first nine months of 2022 include a gain on foreign exchange of $23.0 million and interest income of $6.0 million, partially offset by finance costs of $16.9 million and a net loss on investments of $13.4 million. (which includes a decrease in the fair value of financial assets at fair value through profit and loss of $15.8 million).

Other expenses, net of $10.1 million for the first nine months of 2021 include finance costs of $17.8 million and a share of loss of associates of $1.4 million, partially offset by a net gain on investments of $6.1 million and interest income of $3.2 million.

___________________________________

6 Cash margin is a non-IFRS financial performance measure which has no standard definition under IFRS. It is calculated by deducting the cost of sales (excluding depletion) from the revenues. Please refer to the Non-IFRS Financial Performance Measures section of this MD&A.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Third Quarter Report

(h) The effective income tax rate for the third quarter of 2022 is 27.4% compared to 24.4% in the third quarter of 2021. The effective income tax rate for the first nine months of 2022 is 28.1% compared to 25.0% in the first nine months of 2021. The statutory rate is 26.5% in 2022 and 2021. The elements that impacted the effective income tax rates are other income not taxable, other expenses not deductible and revenues taxable at lower rates. Cash taxes of $0.7 million and $1.4 million were paid during the three and nine months ended September 30, 2022, respectively ($0.3 million and $0.9 million for the three and nine months ended September 30, 2021, respectively) and were related to taxes on royalties earned in foreign jurisdictions.

(i) Refer to the Deconsolidation of Osisko Development and Discontinued Operations section of this MD&A for details on the discontinued operations.

Liquidity and Capital Resources

As at September 30, 2022, the Company's cash position amounted to $300.5 million compared to $449.3 million as at June 30, 2022 and $115.7 million as at December 31, 2021. On September 30, 2022, Osisko deconsolidated Osisko Development (refer to the Deconsolidation of Osisko Development and Discontinued Operations section of this MD&A for more details) and removed from its consolidated balance at that date the cash balance held by Osisko Development amounting to $133.1 million. On September 30, 2022, the Company had negative working capital of $5.7 million as a result of the convertible debentures of $300.0 million due on December 31, 2022. Osisko plans to use its cash on hand, its operating cash flows and its undrawn revolving credit facility to fund its existing commitments, to pursue its growth strategy and to repay its convertible debentures.

Significant variations in the liquidity and capital resources in the third quarter and the first nine months of 2022 are explained under the Cash Flows section of this MD&A.

Osisko Gold Royalties financing

Bought deal financing

On March 31, 2022, Osisko closed a bought deal financing with a syndicate of underwriters (the "Underwriters"), pursuant to which the Underwriters purchased, on a bought deal basis, an aggregate of 18,600,000 common shares of Osisko (the "Common Shares") at an offering price of US$13.45 per Common Share (the "Offering Price") for total gross proceeds to the Company of US$250.2 million ($312.0 million) (the "Offering"). Transaction fees amounted to $13.9 million ($10.2 million net of income taxes of $3.7 million), including the 4% commission fee paid to the Underwriters. The Company plans to use the net proceeds from the Offering for general corporate purposes, including funding royalty and stream acquisitions, the potential repayment, from time to time, of amounts drawn under the Company's revolving credit facility and other corporate development opportunities.

Credit facility

An amount of $550.0 million is available under the credit facility (the "Facility"), with an additional uncommitted accordion of up to $200.0 million (for a total availability of up to $750.0 million). The additional uncommitted accordion was increased from $100.0 million to $200.0 million in September 2022 and the maturity date was extended from July 30, 2025 to September 29, 2026.

The annual extension of the Facility and the uncommitted accordion are subject to acceptance by the lenders. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalty, stream and other interests. The Facility is secured by the Company's assets.

The Facility is subject to standby fees. Funds drawn bear interest based on the base rate, prime rate or secured overnight financing rate ("SOFR"), plus an applicable margin depending on the Company's leverage ratio. In April 2022, the amounts outstanding under the Facility ($113.1 million) were repaid and, as such, the Facility was not drawn on September 30, 2022.

The Facility includes covenants that require the Company to maintain certain financial ratios, including the Company's leverage ratios and meet certain non-financial requirements.  As at September 30, 2022, all such ratios and requirements were met.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Third Quarter Report

Cash Flows

The following table summarizes the cash flows for the three and nine months ended September 30, 2022 and 2021 (in thousands of dollars):

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Cash flows from continuing operations
Operations	44,151	39,849	124,913	118,355
Working capital items	6,916	4,231	1,626	(256)
Operating activities	51,067	44,080	126,539	118,099
Investing activities	(24,582)	(40,837)	(37,595)	(91,266)
Financing activities	(26,874)	(35,288)	132,949	(46,341)
Change in cash from continuing operations	(389)	(32,045)	221,893	(19,508)
Change in cash from discontinued operations	(35,098)	(73,739)	65,733	(130,813)
Cash outflow from deconsolidation of Osisko Development	(133,138)	-	(133,138)	-
Effects of exchange rate changes on cash	19,884	2,766	30,356	(258)
Increase (decrease) in cash	(148,741)	(103,018)	184,844	(150,579)
Cash - beginning of period	449,283	254,963	115,698	302,524
Cash - end of period	300,542	151,945	300,542	151,945

Operating Activities

Third quarter of 2022

Cash flows provided by operating activities in the third quarter of 2022 amounted to $51.1 million compared to $44.1 million in the third quarter of 2021. The increase was the result of increased revenues from higher deliveries in 2022, increased interest income and lower financing costs, partially offset by higher other operating expenses.

First nine months of 2022

Cash flows provided by operating activities in the first nine months of 2022 amounted to $126.5 million compared to $118.1 million in the first nine months of 2021. The increase was the result of increased revenues from higher deliveries in 2022, increased interest income and lower financing costs, partially offset by higher other operating expenses.

Investing Activities

Third quarter of 2022

Cash flows used in investing activities amounted to $24.6 million in the third quarter of 2022 compared to $40.8 million in the third quarter of 2021.

In the third quarter of 2022, Osisko acquired royalty and stream interests for $50.6 million, including $20.5 million for a 1% NSR royalty on the Marimaca copper project and $27.5 million for a 2.5% metals stream on the Tintic property (which is excluded from the continuing activities on the statement of cash flows as the acquisition was closed before the deconsolidation of Osisko Development). Osisko also acquired investments for $1.5 million during the period.

In the third quarter of 2021, Osisko acquired royalty and stream interests for $25.9 million, including $12.7 million for a 0.75% NSR royalty on the Tocantinzinho project. Osisko also acquired investments for $18.4 million and received proceeds of $3.4 million from the sale of investments.

First nine months of 2022

Cash flows used in investing activities amounted to $37.6 million in the first nine months of 2022 compared to $91.3 million in the first nine months of 2021.

In the first nine months of 2022, Osisko acquired royalty and stream interests for $59.8 million, including $20.5 million for a 1% NSR royalty on the Marimaca copper project and $27.5 million for a 2.5% metals stream on the Tintic property (which is excluded from the continuing activities on the statement of cash flows as the acquisition was closed before the deconsolidation of Osisko Development). Osisko also acquired investments for $8.2 million and received proceeds of $3.0 million from the sale of investments.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Third Quarter Report

In the first nine months of 2021, Osisko acquired royalty and stream interests for $63.7 million, including $32.6 million for a package or royalties, which comprises certain royalties on the Spring Valley project, and $12.7 million for a 0.75% NSR royalty on the Tocantinzinho project. Osisko also acquired investments for $30.8 million and received proceeds of $3.4 million from the sale of investments.

Financing Activities

Third quarter of 2022

During the third quarter of 2022, cash flows used in financing activities amounted to $26.9 million compared $35.3 million in the third quarter of 2021.

During the third quarter of 2022, Osisko paid $9.8 million in dividends to its shareholders and acquired common shares under its NCIB program for $16.5 million.

During the third quarter of 2021, Osisko paid $8.0 million in dividends to its shareholders and acquired common shares under its NCIB program for $26.0 million.

First nine months of 2022

During the first nine months of 2022, cash flows provided by financing activities amounted to $132.9 million compared to cash flows used in financing activities of $46.3 million in the first nine months of 2021.

In the first nine months of 2022, Osisko completed a bought deal public offering of 18,600,000 common shares at a price of US$13.45 per common share for total gross proceeds of US$250.2 million ($312.0 million). Transactions costs paid amounted to $13.9 million, including the commission of 4% paid to the underwriters. Osisko also paid $28.2 million in dividends to its shareholders and repaid the amounts outstanding under its revolving credit facility for $113.1 million. Osisko also acquired common shares under its NCIB program for $21.3 million.

During the first nine months of 2021, Osisko repaid a $50.0 million convertible debenture and drew its credit facility by the same amount, therefore reducing the interest rate payable on the debt. Osisko paid $23.7 million in dividends to its shareholders and acquired common shares under its NCIB program for $30.5 million. Osisko also received proceeds from the exercise of share options and the share purchase plan for $13.2 million.

Discontinued Operations

Third quarter and first nine months of 2022

In the third quarter of 2022, discontinued operations used $35.1 million in cash, including $13.0 million used in operating cash flows and $20.5 million used in investing cash flows and $1.5 million used in financing cash flows.

In the first nine months of 2022, discontinued operations provided $65.7 million in cash flows, including $245.8 million provided by financing cash flows, partially offset by $65.1 million used in operating cash flows and $115.0 million used in investing cash flows. Cash provided by financing activities were related to a bought deal private placement and a non-brokered private placement.

Investing activities made by Osisko Development in 2022 were mainly related to the acquisition of Tintic as well as investments in mining assets and plant and equipment on the Cariboo gold property and the San Antonio gold project.

Third quarter and first nine months of 2021

In the third quarter of 2021, discontinued operations used $73.7 million in cash flows, including $3.0 million used in operating cash flows, $69.2 million used in investing cash flows and $1.6 million used in financing cash flows.

In the first nine months of 2021, discontinued operations used $130.8 million in cash flows, including $24.8 million used in operating cash flows and $132.6 million used in investing cash flows, partially offset by $32.3 million provided by financing cash flows.

Investing activities made by Osisko Development in 2021 were mainly related to investments in mining assets and plant and equipment on the Cariboo gold property and the San Antonio gold project.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Third Quarter Report

2022 Guidance and 5-Year Outlook

2022 Guidance

Osisko's 2022 guidance on royalty and stream interests is largely based on publicly available forecasts from our operating partners. When publicly available forecasts on properties are not available, Osisko obtains internal forecasts from the producers or uses management's best estimate.

GEOs(i) earned and cash margin by interest are estimated as follows for 2022.

	Low	High	Cash margin
	(GEOs)	(GEOs)	(%)

Royalty interests	60,300	63,600	99.6%
Stream interests	29,700	31,400	79.6%
	90,000	95,000	92.5%

(i) GEOs from royalty and stream interests held on assets owned and operated by Osisko Development are included in the guidance.

For the 2022 guidance, deliveries of silver and cash royalties have been converted to GEOs using commodity prices of US$1,800 per ounce of gold, US$23.50 per ounce of silver and an exchange rate (US$/C$) of 1.26. GEOs from the Renard diamond stream were converted to GEOs using a price of US$110 per carat for the period commencing on May 1, 2022 because, prior to such date, Osisko had committed to reinvest the net proceeds from the stream through a bridge loan facility provided to the operator.

The higher gold-silver price ratio in 2022, especially in the third quarter of 2022, decreased GEOs earned by approximately 850 ounces in the third quarter and 1,250 ounces in the first nine months of 2022 versus expectations. Considering the impact of the gold-silver ratio, as well as delays in the ramp up of some operations noticed year-to-date, the Company believes its 2022 total GEOs will trend towards the low end of guidance.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Third Quarter Report

Quarterly Information

The selected quarterly financial information(1) for the past eight financial quarters is outlined below:

(in thousands of dollars, except for amounts per share)

	2022			2021				2020
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

GEOs(2)	23,850	22,243	18,251	19,830	20,032	20,178	19,960	18,829
Cash	300,542	449,283	449,450	115,698	151,945	254,963	320,630	302,524
Short-term investments	-	-	2,960	-	-	3,408	3,458	3,501
Working capital	(5,691)	153,297	137,769	(193,350)	117,947	236,320	300,876	225,643
Total assets	2,135,607	2,923,434	2,892,715	2,370,622	2,390,325	2,410,727	2,435,861	2,397,104
Total long-term debt	298,232	305,236	414,361	410,435	405,306	401,954	401,266	400,429
Equity	1,727,376	2,375,745	2,086,419	1,780,061	1,811,600	1,842,230	1,875,729	1,841,032
Revenues (3)	53,661	51,545	50,689	50,673	50,035	57,246	66,923	213,630
Net cash flows from operating activities (3)	51,067	34,965	40,507	35,061	44,080	37,341	36,737	34,992
Impairment of assets, net of income taxes (3)	275	384	520	(650)	-	-	(3,794)	(2,694)
Net earnings (3)	28,014	18,059	16,804	21,230	25,590	16,341	13,464	23,501
Basic and diluted net earnings per share (3)	0.15	0.11	0.10	0.13	0.15	0.10	0.08	0.14
Weighted average shares outstanding (000's)
- Basic	184,839	185,316	166,926	166,807	167,924	167,895	167,253	166,093
- Diluted	185,850	185,630	167,278	167,073	168,220	168,291	167,711	166,321
Share price - TSX - closing	14.07	12.98	16.49	15.48	14.23	16.99	13.84	16.13
Share price - NYSE - closing	10.10	10.10	13.19	12.25	11.23	13.70	11.02	12.68
Warrant price - TSX - closing
Debenture price - TSX - closing(4) OR.DB	99.13	99.50	101.08	101.00	100.94	104.04	100.75	106.00
Price of gold (average US$)	1,729	1,871	1,877	1,796	1,794	1,816	1,794	1,874
Closing exchange rate(5) (US$/Can$)
	1.3707	1.2886	1.2496	1.2678	1.2741	1.2394	1.2575	1.2732

(1) Unless otherwise noted, financial information is in Canadian dollars and prepared in accordance with IFRS.

(2) Excluding GEOs from the Renard diamond stream in the first quarter of 2022, the year 2021 and in the fourth quarter of 2020.

(3) The comparative figures have been restated to conform to the actual single segment presentation and the discontinued operations (refer to the Deconsolidation of Osisko Development and Discontinued Operations section of this MD&A for more details). The figures presented are for the continuing operations.

(4) Osisko 4% convertible debentures is presented by tranche of nominal value of $100.00.

(5) Bank of Canada Daily Rate.

During the third quarter of 2022, Osisko deconsolidated Osisko Development and incurred a non-cash loss on the deconsolidation of $140.9 million. Refer to the Deconsolidation of Osisko Development and Discontinued Operations section of this MD&A for more details.

During the second quarter of 2022, Osisko Development closed equity financings for an aggregate $208.0 million, net of issue costs.

During the first quarter of 2022, Osisko closed a US$250.2 million bought deal equity financing. During the same period, Osisko Development closed a bought deal private placement and issued an aggregate 9,525,850 units for gross proceeds of approximately $42.4 million, with each unit comprised of one common share of  Osisko Development and one common share purchase warrant entitling the holder thereof to purchase one additional common share of Osisko Development at a price of $7.60.

During the first quarter of 2021, Osisko Development completed a flow-through equity financing for gross proceeds of $33.6 million.

During the fourth quarter of 2020, Osisko Development completed two financings for gross proceeds of $140.3 million. In addition, Osisko Development received gross proceeds of $73.9 million as part of a private placement which closed in 2021.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Third Quarter Report

Segment Disclosure

Prior to the deconsolidation of Osisko Development on September 30, 2022 (refer to the section Deconsolidation of Osisko Development and Discontinued Operations of this MD&A for more details), the chief operating decision-maker organized and managed the business under two operating segments: (i) acquiring and managing precious metals and other royalties, streams and other interests, and (ii) the exploration, evaluation and development of mining projects. Following the deconsolidation of Osisko Development, and the deemed disposal of the exploration, evaluation and development of mining projects segment, the chief operating decision-maker organizes and manages the business under a single operating segment, consisting of acquiring and managing precious metals and other royalties, streams and other interests. All of the Company's assets, liabilities, revenues, expenses and cash flows from continuing operations are attributable to this single operating segment.

Geographic revenues

Geographic revenues from the sale of metals and diamonds received or acquired from in-kind royalties, streams and other interests are determined by the location of the mining operations giving rise to the royalty, stream or other interest. For the nine months ended September 30, 2022 and 2021, royalty, stream and other interest revenues were earned from the following jurisdictions (in thousands of dollars):

	North America(i)	South America	Australia	Africa	Europe	Total
	$	$	$	$	$	$

2022

Royalties	100,992	935	61	2,040	-	104,028
Streams	26,986	17,221	892	-	6,768	51,867
Offtakes	-	-	-	-	-	-

	127,978	18,156	953	2,040	6,768	155,895

2021

Royalties	101,478	831	4	3,464	-	105,777
Streams	18,647	15,668	1,312	-	7,535	43,162
Offtakes	25,265	-	-	-	-	25,265

	145,390	16,499	1,316	3,464	7,535	174,204

(i) 92% of North America's revenues are generated from Canada during the nine months ended September 30, 2022 (79% during the nine months ended September 30, 2021).

For the nine months ended September 30, 2022, one royalty interest generated revenues of $56.6 million ($61.6 million for the nine months ended September 30, 2021), which represented 36% of revenues (41% of revenues for the nine months ended September 30, 2021, excluding revenues generated from the offtake interests).

For the nine months ended September 30, 2022, revenues generated from precious metals and diamonds represented 85% and 14% of revenues, respectively. For the nine months ended September 30, 2021, revenues generated from precious metals and diamonds represented 90% and 8% of revenues, respectively (88% and 9% excluding offtakes, respectively).

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Third Quarter Report

Geographic net assets

The following table summarizes the royalty, stream and other interests by jurisdiction, as at September 30, 2022 and December 31, 2021, which is based on the location of the properties related to the royalty, stream or other interests (in thousands of dollars):

	North America(i)	South America	Australia	Africa	Asia	Europe	Total
	$	$	$	$	$	$	$

September 30, 2022

Royalties	668,601	77,482	17,905	19,225	-	15,215	798,428
Streams	230,742	181,586	-	-	30,567	52,527	495,422
Offtakes	-	-	9,687	-	5,077	-	14,764

	899,343	259,068	27,592	19,225	35,644	67,742	1,308,614

December 31, 2021

Royalties	595,931	57,673	13,742	20,453	-	15,215	703,014
Streams	185,031	173,773	-	-	28,272	51,055	438,131
Offtakes	-	-	8,960	-	4,696	-	13,656

	780,962	231,446	22,702	20,453	32,968	66,270	1,154,801

(i) 86% of North America's net interests are located in Canada as at September 30, 2022 (82% as at December 31, 2021).

Related Party Transactions

During the three and nine months ended September 30, 2022, interest revenues of $1.1 million and $3.2 million were recorded on notes receivable from associates, respectively ($0.9 million and $2.6 million for the three and nine months ended September 30, 2021, respectively). As at September 30, 2022, interests receivable from associates of $7.0 million are included in amounts receivable ($4.6 million as at December 31, 2021). Loans, notes receivable, and convertible instruments from related parties amounted to $48.2 million as at September 30, 2022 ($42.3 million as at December 31, 2021) and were included in other investments on the consolidated balance sheets. As of September 30, 2022, Osisko acts as a guarantor towards an insurance company that has issued environmental bonds to governmental authorities in the name of Osisko Development valued at approximately $17.9 million.

Additional transactions with related parties are described under the sections Portfolio of Royalty, Stream and Other Interests, Equity Investments and Contractual Obligations and Commitments.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Third Quarter Report

Contractual Obligations and Commitments

Investments in royalty and stream interests

As at September 30, 2022, significant commitments related to the acquisition of royalties and streams are detailed in the following table:

Company	Project (asset)	Installments	Triggering events

Aquila Resources Inc.	Back Forty project (gold stream)	US$5.0 million	Receipt of all material permits for the construction and operation of the project.

		US$25.0 million	Pro rata to drawdowns with construction finance facility.

Falco Resources Ltd.	Horne 5 project (silver stream)	$10.0 million	Receipt of all necessary material third-party approvals, licenses, rights of way and surface rights on the property.

		$35.0 million	Receipt of all material construction permits, positive construction decision, and raising a minimum of $100.0 million in non-debt financing.

		$60.0 million	Upon total projected capital expenditure having been demonstrated to be financed.

		$40.0 million (optional)	Payable with fourth installment, at sole election of Osisko, to increase the silver stream to 100% of payable silver (from 90%).

Metals Acquisition Corp.	CSA mine (silver stream)	US$90.0 million(i)	Closing of the acquisition of the CSA mine by MAC.

Metals Acquisition Corp.	CSA mine (copper stream)	US$100.0 million (mutual optional)	Closing of the acquisition of the CSA mine by MAC and finalization by the parties of definitive terms and conditions. (mutual option exercisable by MAC).

(i) Osisko Bermuda agreed to subscribe for US$15.0 million in equity of MAC as part of its concurrent equity financing.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Third Quarter Report

Offtake and stream purchase agreements

The following table summarizes the significant commitments to pay for gold, silver and diamonds to which Osisko has the contractual right pursuant to the associated precious metals and diamond purchase agreements:

	Attributable payable production to be purchased			Per ounce/carat cash payment (US$)			Term of agreement	Date of contract
Interest	Gold	Silver	Diamond	Gold	Silver	Diamond

Amulsar stream(1),(8)	4.22%	62.5%		$400	$4		40 years	November 2015 Amended Jan. 2019

Amulsar offtake(2),(8)	81.91%			Based on quotational period			Until delivery of 2,110,425 ounces Au	November 2015 Amended Jan. 2019

Back Forty stream(3)	18.5%	85%		30% spot price (max $600)	$4		Life of mine	March 2015 (silver) Nov. 2017 (gold) Amended Dec. 2021

Gibraltar stream(4)		75%			nil		Life of mine	March 2018 Amended April 2020

Mantos Blancos stream(5)		100%			8% spot		Life of mine	September 2015 Amended Aug. 2019

Renard stream			9.6%			Lesser of 40% of sales price or $40	40 years	July 2014 Amended Oct. 2018

San Antonio stream	15%	15%		15% spot price	15% spot price		Life of mine	November 2020

Sasa stream(6)		100%			$6.05		40 years	November 2015

Tintic stream(7)	2.5%	2.5%		25% spot price	25% spot price		Life of mine	September 2022

(1) Stream capped at 89,034 ounces of gold and 434,093 ounces of silver delivered.  Subject to multiple buy-down options: 50% for US$34.4 million and US$31.3 million on 2nd and 3rd anniversary of commercial production, respectively.

(2) Offtake percentage will increase to 84.87% if the operator elects to reduce the gold stream as outlined above. The Amulsar offtake applies to the sales from the first 2,110,425 ounces of refined gold, of which 1,853,751 ounces are attributable to Osisko Bermuda (less any ounces delivered pursuant to the Amulsar stream).

(3) The gold stream will be reduced to 9.25% after the delivery of 105,000 gold ounces.

(4) Osisko will receive from Taseko an amount equal to 100% of Gibco's share of silver production, which represents 75% of Gibraltar mine's production, until reaching the delivery to Osisko of 5.9 million ounces of silver, and 35% of Gibco's share of silver production thereafter. As of September 30, 2022, a total of 1.0 million ounces of silver have been delivered under the stream agreement.

(5) The stream percentage shall be payable on 100% of silver until 19,300,000 ounces have been delivered, after which the stream percentage will be 40%. As of September 30, 2022, a total of 3.4 million ounces of silver have been delivered under the stream agreement.

(6) 3% or consumer price index (CPI) per ounce price escalation after 2016.

(7) 2.5% stream on all metals produced until 27,150 ounces of refined gold have been delivered, and thereafter 2.0% steam on all metals produced.

(8) In December 2019, Lydian International Limited, the owner of the Amulsar project, was granted protection under the Companies' Creditors Arrangement Act. In July 2020, Osisko became a shareholder of Lydian following a credit bid transaction (34.95% as at September 30, 2022).

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Third Quarter Report

Off-balance Sheet Items

There are no significant off-balance sheet arrangements, other than the contractual obligations and commitments mentioned above.

Outstanding Share Data

As of November 9, 2022, 183,777,026 common shares were issued and outstanding. A total of 3,819,963 share options were outstanding to purchase common shares. Convertible senior unsecured debentures of $300.0 million are outstanding and convertible at the holder’s option into Osisko common shares at a conversion price of $22.89 per common share, representing a total of 13,106,160 common shares if all the debentures were converted (the debentures have a maturity date of December 31, 2022).

Subsequent Event to September 30, 2022

Acquisition of a royalty on the Cascabel project

On November 7, 2022, Osisko announced that it has entered into a binding agreement with SolGold with respect to a US$50 million royalty financing to support the advancement of SolGold’s Cascabel copper-gold property in northeastern Ecuador. As part of the transaction, Osisko will acquire a 0.6% NSR royalty covering the entire Cascabel property.

Dividends

On November 9, 2022, the Board of Directors declared a quarterly dividend of $0.055 per common share payable on January 16, 2023 to shareholders of record as of the close of business on December 30, 2022.

Risks and Uncertainties

The Company is a royalty, stream, and offtake interests holder and investor that operates in an industry that is dependent on a number of factors that include environmental, legal and political risks, the discovery of economically recoverable resources and the conversion of these mineral resources to mineral reserves and the ability of third-party partners to maintain an economic production. An investment in the Company's securities is subject to a number of risks and uncertainties. An investor should carefully consider the risks described in Osisko's most recent Annual Information Form and the other information filed with the Canadian securities regulators and the U.S Securities and Exchange Commission ("SEC") as well as the additional risks listed below before investing in the Company's securities. If any of such described risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investment.

There are important risks which management believes could impact the Company's business. For information on risks and uncertainties, please also refer to the Risk Factors section of Osisko's most recent Annual Information Form filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO") of the Company are responsible for establishing and maintaining the Company's disclosure controls and procedures ("DCP") including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public disclosure.

The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company's management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The CEO and CFO have evaluated whether there were changes to the DCP during the three and nine months ended September 30, 2022 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Third Quarter Report

Internal Control over Financial Reporting

The Company's management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") for the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The Company's ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures.

The CEO and CFO have evaluated whether there were changes to the ICFR during the three and nine months ended September 30, 2022 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

Basis of Presentation of Consolidated Financial Statements

The unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2022 have been prepared in accordance with the IFRS as issued by the IASB applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34, Interim Financial Reporting. The unaudited condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2021, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in the unaudited condensed interim consolidated financial statements are consistent with those of the previous financial year, except for the amendments to IAS 16 Property, plant and equipment, as further described below.

The significant accounting policies of Osisko are detailed in the notes to the audited consolidated financial statements for the year ended December 31, 2021, filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Osisko's website at www.osiskogr.com.

Amendments to IAS 16 Property, plant and equipment

The IASB has made amendments to IAS 16 Property, plant and equipment, which is effective for financial years beginning on or after January 1, 2022. Proceeds from selling items before the related item of property, plant and equipment is available for use should be recognized in profit or loss, together with the costs of producing those items. Companies therefore need to distinguish between the costs associated with producing and selling items before the item of property, plant and equipment (pre-production revenue) is available for use and the costs associated with making the item of property, plant and equipment available for its intended use. For the sale of items that are not part of a company's ordinary activities, the amendments will require to separately disclose the sales proceeds and related production cost recognized in profit or loss and specify the line items in which such proceeds and costs are included in the statement of comprehensive income (loss). An entity applies the amendments retrospectively only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments.

The Company has adopted the amendments of IAS 16 on January 1, 2022 and has applied them retroactively. The impacts of the adoption were solely related to the activities of Osisko Development, which were deconsolidated on September 30, 2022 and presented as discontinued operations. As a result, the impacts of the adoption are only reflected in certain notes of the consolidated financial statements and are deemed to be immaterial.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Third Quarter Report

Deconsolidation of Osisko Development and Discontinued Operations

On September 30, 2022, Osisko held an interest of 44.1% (compared to 75.1% as at December 31, 2021) in Osisko Development Corp. Effective on September 30, 2022, following certain changes made to Osisko's investment agreement with Osisko Development, Osisko ceased to consolidate Osisko Development as management determined that Osisko was no longer in a position of control over Osisko Development. Immediately after, management determined it was able to exert significant influence on Osisko Development and subsequently accounted for its investment as an associate under the equity method. Accordingly, Osisko deconsolidated Osisko Development on September 30, 2022, and started accounting for its investment in Osisko Development using the equity method.

On September 30, 2022, the Company derecognized the assets and liabilities of Osisko Development from its consolidated balance sheet, recorded its interest in Osisko Development at fair value as an investment in an associate at $207.0 million, recognized royalty and stream interests on assets held on Osisko Development of $122.1 million (these assets were eliminated on consolidation prior to the loss of control and recognized a net non-cash loss on deconsolidation of $140.9 million. Osisko Development's results of operations and cash flows were consolidated into the Company's financial statements up to September 30, 2022.

The following tables summarize the financial information related to Osisko Development on September 30, 2022, which was immediately prior to deconsolidation. The amounts disclosed (in thousands of dollars) are before inter-company adjustments:

Summarized balance sheet
As at September 30, 2022
$

Current assets	168,092
Current liabilities	(51,330)
Current net assets	116,762

Non-current assets	902,768
Non-current liabilities	(105,757)
Non-current net assets	797,011
Total net assets	913,773
Accumulated other comprehensive income	(515)
Non-controlling interest	(443,295)

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Third Quarter Report

The activities of Osisko Development represented one of two distinct business segments of the Company, namely the exploration, evaluation and development of mining projects segment. This segment was deemed to have been disposed of and its results of operations and cash flows have been reclassified as discontinued operations. The following table summarizes the results of operations included as discontinued operations on the statements of loss for the three and nine months ended September 30, 2022 (in thousands of dollars).

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	$	$	$	$

Results from discontinued operations:
Net loss on on the fair value remeasurement of the interest as an associate	(140,910)	-	(140,910)	-
Results of discontinued operations:
Revenues	22,791	3,906	44,820	4,681
Impairment of assets (i)	(81,000)	(33,320)	(81,000)	(73,799)
Other expenses, net	(45,536)	(6,284)	(89,895)	(14,425)
Net loss before income taxes	(244,655)	(35,698)	(266,985)	(83,543)
Deferred income tax recovery	-	3,953	(1,490)	6,694
Net loss	(244,655)	(31,745)	(268,475)	(76,849)
Net loss from discontinued operations	(244,655)	(31,745)	(268,475)	(76,849)

Net loss per share from discontinued operations
Basic and diluted	(1.32)	(0.19)	(1.50)	(0.46)

(i) The recent market conditions, industry cost pressures and current inflationary environment were considered as indicators of impairment, among other facts and circumstances and, accordingly, management of Osisko Development performed an impairment assessment on all of its projects as at September 30, 2022. The impairment assessment resulted in an impairment charge of $81.0 million on the San Antonio gold project for the three months ended September 30, 2022.

On September 30, 2022, the San Antonio gold project was written down to its estimated recoverable amount of $35.0 million, which was determined by the value-in-use using a discounted cash-flows approach. The main valuation inputs used were the cash flows expected to be generated by the production and sale of gold from the San Antonio gold project over the estimated life of the mine, based on the expected long-term gold price per ounce, costs inflation forecast and a pre-tax real discount rate of 19.9% applied to the cash flow projections.

A sensitivity analysis was performed by management of Osisko Development for the long-term gold price and the pre-tax real discount rate. If the long-term gold price per ounce applied to the cash flow projections had been 10% lower than management’s estimates, Osisko Development would have recognized an additional impairment charge of $35.0 million. If the pre-tax real discount rate applied to the cash flow projections had been 100 basis points higher than management’s estimates, Osisko Development would have recognized an additional impairment charge of $5.8 million.

Acquisition of Tintic by Osisko Development

On May 27, 2022, Osisko Development completed its previously announced acquisition of Tintic Consolidated Metals LLC, which owns the producing Trixie mine, as well as mineral claims covering more than 17,000 acres (including over 14,200 acres of which are patented) in Central Utah's historic Tintic Mining District.

Under the terms of the Tintic Transaction, Osisko Development funded the acquisition through:

(i) the issuance of 12,049,449 common shares of Osisko Development;

(ii) aggregate cash payments of approximately US$58.7 million ($74.7 million);

(iii) the issuance of an aggregate of 2% NSR royalty, with a 50% buyback right in favour of Osisko Development exercisable within five years;

(iv) US$12.5 million in deferred payments ($15.9 million); and

(v) the granting of certain other contingent payments, rights and obligations.

Transaction costs related to the acquisition were expensed under general and administrative expenses and amounted to approximately $4.7 million. The total consideration paid amounted to approximately US$156.6 million ($199.5 million).

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Third Quarter Report

As of the reporting date, Osisko Development has not completed the purchase price allocation over the identifiable net assets of Tintic. Information to confirm the fair value of certain assets, mainly the mining interests and plant and equipment, the exploration and evaluation assets, the fair value of certain liabilities and the deferred income tax liability, are still to be obtained or confirmed.

The table below presents the preliminary purchase price allocation based on the best available information to Osisko Development to date (in thousands of dollars):

Consideration paid	$

Issuance of 12,049,449 common shares of Osisko Development	109,656
Cash	63,881
Convertible instruments(i)	10,827
Fair value of deferred consideration of US$12.5 million ($15.9 million)	13,414
Fair value of other contingent payments, rights and obligations	1,695
199,473

Net assets acquired	$

Current assets	2,705
Mining assets and plant and equipment	182,229
Exploration and evaluation	38,508
Other non-current assets	1,735
Current liabilities	(1,322)
Non-current liabilities	(4,925)
Deferred income tax liability	(19,457)
199,473

(i) Represent the convertible instruments amounting to US$8.5 million ($10.8 million) issued to the sellers prior to the closing of the Tintic Transaction, which were part of the acquisition price.

On September 30, 2022, the Company deconsolidated Osisko Development, and therefore all assets and liabilities of Osisko Development were removed from the consolidated balance sheet on that date.

Critical Accounting Estimates and Judgements

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Critical accounting estimates and assumptions as well as critical judgements in applying the Company's accounting policies are detailed in the audited consolidated financial statements for the year ended December 31, 2021, filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Osisko's website at www.osiskogr.com.

Financial Instruments

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like discounted cash flows, the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the audited consolidated financial statements for the year ended December 31, 2021 and in the interim unaudited consolidated financial statements for the three and nine months ended September 30, 2022, both filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Osisko's website at www.osiskogr.com

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Third Quarter Report

Technical Information

The scientific and technical information contained in this MD&A has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo, who is a "Qualified Person" ("QP") as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Non-IFRS Financial Performance Measures

The Company has included certain performance measures in this MD&A that do not have any standardized meaning prescribed by IFRS including (i) cash margin (in dollars and in percentage or revenues), (ii) adjusted earnings (loss) and (iii) adjusted earnings (loss) per basic share. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. As Osisko's operations are primarily focused on precious metals, the Company presents cash margins and adjusted earnings as it believes that certain investors use this information, together with measures determined in accordance with IFRS, to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. However, other companies may calculate these non-IFRS measures differently.

Cash margin (in dollars and in percentage of revenues)

Cash margin (in dollars) represents revenues less cost of sales (excluding depletion). Cash margin (in percentage of revenues) represents the cash margin (in dollars) divided by revenues. A reconciliation of the cash margin per type of interests (in dollars and percentage of revenues) is presented under the sections Overview of Financial Results of this MD&A.

Adjusted earnings (loss) and adjusted earnings (loss) per basic share

Adjusted earnings (loss) is defined as: net earnings (loss) adjusted for certain items: foreign exchange gain (loss), impairment of assets (including impairment on financial assets and investments in associates), gains (losses) on disposal of assets, unrealized gain (loss) on investments, share of income (loss) of associates, deferred income tax expense (recovery), transaction costs and other items such as non-cash gains (losses). Adjusted earnings (loss) per basic share is obtained from the adjusted earnings (loss) divided by the weighted average number of common shares outstanding for the period.

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
(in thousands of dollars, except per share amounts)	$	$	$	$

Net earnings from continuing operations	28,014	25,593	62,877	55,397

Adjustments:
Impairment of royalty, stream and other interests	-	-	-	2,288
Impairment of investments	276	-	1,180	2,112
Foreign exchange (gain) loss	(14,260)	322	(22,729)	182
Unrealized net loss (gain) on investments	758	(11,202)	12,172	(8,260)
Share of loss (income) of associates	1,143	627	(383)	1,363
Deferred income tax expense	9,888	7,941	23,261	17,515

Adjusted earnings	25,819	23,281	76,378	70,597

Weighted average number of common shares outstanding (000's)	185,316	167,924	176,182	167,786

Adjusted earnings per basic share	0.14	0.14	0.43	0.42

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Third Quarter Report

Forward-looking Statements

Certain statements contained in this MD&A may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, production estimates of Osisko's assets (including increase of production), timely developments of mining properties over which Osisko has royalties, streams, offtakes and investments, management's expectations regarding Osisko's growth, results of operations, estimated future revenues, production costs, carrying value of assets, ability to continue to pay dividends, requirements for additional capital,  business prospects and opportunities, future demand for and fluctuation of prices of commodities (including outlook on gold, silver, diamonds, other commodities) currency, markets and general market conditions.  In addition, statements and estimates (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation: fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds a royalty, stream or other interests; timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges) on any of the properties in which Osisko holds a royalty, stream or other interest; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty, stream or other interest; the unfavorable outcome of any challenges or litigation relating title, permit or license with respect to any of the properties in which Osisko holds a royalty, stream or other interests or to Osisko's right thereon; differences in rate and timing of production from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty, stream or other interest, including conversion from resources to reserves and ability to replace resources; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, the integration of acquired assets, the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such response and the potential impact of COVID-19 on Osisko's business, operations and financial condition and the impact if international instability on the global economy. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production); the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production); no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; that statements and estimates relating to mineral reserves and resources by owners and operators of the properties in which Osisko holds a royalty, stream or other interest are accurate; the Company's ongoing income and assets relating to determination of its PFIC status; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. For additional information on risks, uncertainties and assumptions, please refer to the Annual Information Form of Osisko filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward looking statements and such forward-looking statements included in this MD&A are not guarantee of future performance and should not be unduly relied upon. In this MD&A, Osisko relies on information publicly disclosed by other issuers and third parties pertaining to its assets and, therefore, assumes no liability for such third party public disclosure. These statements speak only as of the date of this MD&A. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Third Quarter Report

Cautionary Note to U.S. Investors Regarding the Use of Mineral Reserve and Mineral Resource Estimates

Osisko is subject to the reporting requirements of the applicable Canadian securities laws, and as a result, reports its mineral resources and reserves according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 ("NI 43-101"). The definitions of NI 43-101 are adopted from those described by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"). In a number of cases Osisko has disclosed resource and reserve estimates covering properties related to the mining assets that are not based on CIM definitions, but instead have been prepared in reliance upon JORC and S-K 1300 (collectively, the "Acceptable Foreign Codes"). Estimates based on Acceptable Foreign Codes are recognized under NI 43-101 in certain circumstances. New mining disclosure rules under Subpart 1300 of Regulation S-K ("S-K 1300") became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. CIM definitions are not identical to those of the Acceptable Foreign Codes, the resource and reserve definitions and categories are substantively the same as the CIM definitions mandated in NI 43-101 and will typically result in reporting of substantially similar reserve and resource estimates. Nonetheless, readers are cautioned that there are differences between the terms and definitions of the CIM and the Acceptable Foreign Codes, and there is no assurance that mineral reserves or mineral resources would be identical had the owner or operator prepared the reserve or resource estimates under another code. As such, certain information contained in this MD&A concerning descriptions of mineralization and estimates of mineral reserves and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the S-K 1300. Readers are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Further, an "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and a reader cannot assume that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

(Signed) Sandeep Singh Sandeep Singh President and Chief Executive Officer November 9, 2022

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Third Quarter Report

Corporate Information

Osisko Gold Royalties Ltd	Osisko Bermuda Limited
1100 av. des Canadiens-de-Montréal	Cumberland House
Suite 300	1 Victoria Street
Montréal, Québec, Canada H3B 2S2	Hamilton HM11
Tel.: (514) 940-0670	Bermuda
Fax: (514) 940-0669	Tel.: (441) 824-7474
Email: info@osiskogr.com	Fax: (441) 292-6140
Web site: www.osiskogr.com	Michael Spencer, Managing Director

Directors	Officers
Sean Roosen, Executive Chair	Sean Roosen, Executive Chair
Joanne Ferstman, Lead Director	Sandeep Singh, President and Chief Executive Officer
The Hon. John R. Baird	Guy Desharnais, Vice President, Project Evaluation
Edie Hofmeister	Iain Farmer, Vice President, Corporate Development
William Murray John	André Le Bel, Vice President, Legal Affairs and
Robert Krcmarov	Corporate Secretary
Pierre Labbé	Frédéric Ruel, Vice President, Finance and Chief
Candace MacGibbon	Financial Officer
Charles E. Page	Heather Taylor, Vice President, Investor Relations
Sandeep Singh

Qualified Person (as defined by NI 43-101)
Guy Desharnais, Ph.D., P. Geo, Vice-President, Project Evaluation

Exchange listings

Toronto Stock Exchange

- Common shares: OR

- Convertible debentures: OR.DB (Conversion price: $22.89 / Maturity date: December 31, 2022)

New York Stock Exchange

- Common shares: OR

Dividend Reinvestment Plan

Information available at http://osiskogr.com/en/dividends/drip/

Transfer Agents

Canada: TSX Trust Company (Canada)

United States of America: American Stock Transfer & Trust Company, LLC

Auditors

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.